EDGAR Submission Header Summary

Submission Type	**DEF 14A**
Live File	**on**
Return Copy	**on**
Submission Contact	**Victoria A. Faw**
Submission Contact Phone Number	**304-769-1112**
Exchange	**NASD**
Confirming Copy	**off**
Filer CIK	**0000726854**
Filer CCC	**xxxxxxxx**
Period of Report	**03/26/10**
Inv. Company Or Bus. Company	**off**
Notify via Filing website Only	**off**
Emails	**vikki.faw@cityholding.com**

Documents

DEF 14A	**def14a.htm**
	CHCO Proxy Statement for 2010 Annual Meeting of Shareholders
GRAPHIC	**chcologo.jpg**
	CHCO logo
GRAPHIC	**mclaughlinsig.jpg**
	McLaughlin signature
GRAPHIC	**hageboecksig.jpg**
	Hageboeck signature
GRAPHIC	**vfawsig.jpg**
	V. Faw signature
DEF 14A	**submissionpdf.pdf**
	Printable copy of CHCO Proxy Statement
GRAPHIC	**bwlogo.jpg**
	Black & white CHCO logo

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:
☐   Preliminary Proxy Statement
☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☒   Definitive Proxy Statement
☐   Definitive Additional Materials
☐   Soliciting Material Pursuant to §240.14a-12

CITY HOLDING COMPANY
(Name of Registrant as Specified In Its Charter)

N/A
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒   No fee required.
☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
    (1)   Title of each class of securities to which transaction applies:

    (2)   Aggregate number of securities to which transaction applies:

    (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4)   Proposed maximum aggregate value of transaction:

    (5)   Total fee paid:

☐   Fee paid previously with preliminary materials.
☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    (1)   Amount Previously Paid:

    (2)   Form, Schedule or Registration Statement No.:

    (3)   Filing Party:

    (4)   Date Filed:



March 26, 2010

To Our Shareholders:

On behalf of the Board of Directors, I cordially invite you to attend the Annual Meeting of Shareholders of City Holding Company to be held at Edgewood Country Club located at 1600 Edgewood Drive, Charleston, WV 25302, on Wednesday, April 28, 2010 at 2:30 p.m.

The notice of meeting and proxy statement accompanying this letter describes the specific business to be acted upon.

In addition to the specific matters to be acted upon, there will be a report on the progress of the Company and an opportunity for questions of general interest to the shareholders. We hope that you will join us at this year's Annual Meeting and look forward to personally greeting those of you who are able to attend.

It is important that your shares be represented at the meeting. Whether or not you plan to attend the annual meeting, please vote your shares by: (1) accessing the Internet at the website included on the proxy card, (2) calling the toll-free number shown on the proxy card, or (3) completing, signing and returning the enclosed proxy card as soon as possible in the postage-paid envelope provided.

City Holding Company thanks you for your consideration and your continued support.

Sincerely,

Philip L. McLaughlin
Chairman of the Board

Charles R. Hageboeck
President & CEO

CITY HOLDING COMPANY
25 Gatewater Road
Post Office Box 7520
Charleston, West Virginia 25356-0520

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 28, 2010

Notice is hereby given that the Annual Meeting of Shareholders of City Holding Company will be held at Edgewood Country Club located at 1600 Edgewood Drive, Charleston, WV 25302, on Wednesday, April 28, 2010 at 2:30 p.m. (local time) for the following purposes:

1.   To elect five Class II directors to serve for a term of three years. The names of the nominees are set forth in the accompanying proxy statement.

2.   To ratify the Audit Committee and the Board of Directors' appointment of Ernst & Young LLP as the independent registered public accounting firm for City Holding Company for 2010.

3.   To transact such other business as may properly come before the meeting.

Shareholders of record at the close of business on March 19, 2010 are the only shareholders entitled to notice of and to vote at the annual shareholders meeting.

By Order of the Board of Directors,

Victoria A. Faw,
Secretary

March 26, 2010

IMPORTANT NOTICE

We urge you to sign and return the enclosed proxy as promptly as possible regardless of your plans to attend the meeting. If you attend the meeting, you may vote your shares in person, even though you have previously signed and returned your proxy.

CITY HOLDING COMPANY
25 Gatewater Road
Charleston, West Virginia 25356-0520

PROXY STATEMENT

Information Concerning the Solicitation

This statement is furnished in connection with the solicitation of proxies to be used at the Annual Meeting of Shareholders of City Holding Company (the "Company" or "City") to be held on April 28, 2010.

The solicitation of proxies in the enclosed form is made on behalf of the Board of Directors of the Company. The cost of preparing, assembling, and mailing the proxy material and of reimbursing brokers, nominees, and fiduciaries for the out-of-pocket and clerical expenses of transmitting copies of the proxy material to the beneficial owners of shares held of record by such persons will be borne by the Company. The Company does not currently intend to solicit proxies otherwise than by use of the mail, but certain officers and regular employees of the Company or its subsidiaries, without additional compensation, may use their best efforts, by telephone or otherwise, to obtain proxies. The proxy materials are being mailed, on or about March 26, 2010, to shareholders of record at the close of business on March 19, 2010 (the "Record Date").

Annual Report

The Company's Annual Report for the fiscal year ended December 31, 2009, is being furnished with this Proxy Statement to shareholders of record on the Record Date. The Annual Report to Shareholders does not constitute a part of this Proxy Statement or the proxy solicitation material.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 28, 2010

This Proxy Statement and the 2009 Annual Report and any amendments thereto that are required to be furnished to shareholders are available online at *www.ViewMaterial.com/CHCO*.

Householding

The Securities and Exchange Commission ("SEC") has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process is commonly referred to as "householding."

The Company has implemented "householding" in an effort to reduce the number of duplicate mailings to the same address. This process benefits both shareholders and the Company because it eliminates unnecessary mailings delivered to your home and helps to reduce the Company's expenses. "Householding" will not be used, however, if the Company has received contrary instructions from one or more of the shareholders sharing an address. We will continue to "Household" indefinitely until you instruct us otherwise. You may notify the Company that you would like to receive separate copies of the Company's annual report and proxy statement in the future by calling Computershare Investor Services, LLC at 1-800-568-3476, or by mail to the attention of City Holding Company, c/o Computershare Investor Services, LLC, P. O. Box 43078, Providence, RI 02940-3078. Even if your household receives only one annual report and one proxy statement, the Company will continue to send a separate proxy card for each shareholder residing at your address. Please note, however, that if you also hold shares of the Company in "street name" (e.g., in a brokerage account or retirement plan account) you may continue to receive duplicate mailings.

Voting Methods

The accompanying proxy is for use at the Annual Meeting if a shareholder either will be unable to attend in person or will be able to attend but wishes to vote by proxy. Shares may be voted by completing the enclosed proxy card and mailing it in the postage-paid envelope provided, voting over the Internet, or using a toll-free telephone number. Please refer to the proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available. (**If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.**) Shareholders who vote over the Internet may incur costs, such as telephone and Internet access charges, for which the shareholder is responsible. The Internet and telephone voting facilities for eligible shareholders of record will close at 6:00 a.m., Eastern Time, on April 28, 2010. Specific instructions to be followed by any shareholder interested in voting via the Internet or telephone are shown on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate the shareholder's identity and to allow shareholders to vote their shares and confirm that their instructions have been properly recorded. In the event that a shareholder's proxy does not reference Internet or telephone information because the shareholder is not the registered owner of the shares, the shareholder should complete and return the paper proxy card in the self-addressed, postage-paid envelope provided.

The proxy may be revoked at any time before the shares subject to it are voted by (i) notifying, in writing, Victoria A. Faw, Corporate Secretary, City Holding Company, P. O. Box 7520, Charleston, WV 25356-0520, (ii) executing a proxy bearing a later date (including a proxy given over the Internet or by telephone), or (iii) voting in person at the Annual Meeting the shares represented by the proxy. (Your attendance at the Annual Meeting will not, by itself, revoke your proxy; you must vote in person at the Annual Meeting.) If your shares are held in street name, you must contact your broker or nominee to revoke your proxy.

If you participate in City Holding Company's 401(k) Plan & Trust and hold shares of Company common stock in your plan account as of the record date, you will receive a request for voting instructions from the tabulation agent on behalf of the trustee (City National Bank) with respect to your plan shares. If you hold Company common stock outside of the plan, you will vote those shares separately. You are entitled to direct City National Bank how to vote your plan shares.

All shares of the Company's common stock (the "Common Stock") represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If no specification is made, the proxies will be voted **FOR** proposals 1, 2, and 3. If any other matters are properly presented for consideration at the Annual Meeting, the persons named as proxies and acting thereunder will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. At this time, the Company is not aware of any other matters that may come before the Annual Meeting.

Outstanding Voting Shares

Only shareholders of record at the close of business on March 19, 2010 are entitled to vote at the Annual Meeting. On that day, there were issued and outstanding 15,812,855 shares of Common Stock (after deducting an aggregate of 2,686,427 shares held in treasury). Each share has one vote. Directors are elected by a plurality of the votes cast. The affirmative vote of a majority of the shares represented and entitled to vote at the Annual Meeting is required to approve the appointment of Ernst & Young LLP. In elections of directors, each shareholder shall have the right to cast one vote for each share of stock owned by him for as many persons as there are directors to be elected, or, upon notice to the Company at least 48 hours before the meeting and in accordance with West Virginia law, he may cumulate such votes and give one candidate as many votes as the number of directors to be elected multiplied by the number of his shares of stock, or he may distribute them on the same principle among as many candidates and in such manner as he shall desire. If one shareholder duly gives notice in accordance with West Virginia law that he intends to cumulate votes, all shareholders may do so. If any shares are voted for the election of directors, the persons named in the accompanying proxy card may, unless otherwise directed, cumulate their votes at their discretion and vote for less than all such nominees. For all other purposes, each share is entitled to one vote.

The presence, in person, or by properly executed proxy, of the holders of a majority of the outstanding shares of the Company's Common Stock entitled to a vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Abstentions will be counted as shares present for purposes of determining the presence of a quorum. Because director nominees must receive a plurality of the votes cast at the meeting, a vote withheld will not affect the outcome of the election. Additionally, because a majority of the votes cast will be sufficient for the approval of the ratification of the appointment of Ernst & Young LLP, neither broker non-votes nor abstentions will affect the outcome of the proposals. Any shares held in street name that are not voted ("broker non-votes") in the election of directors or the proposal to ratify the Company's appointment of Ernst & Young LLP will not be included in determining the number of votes cast. Please note that this year the rules regarding how brokers may vote your shares have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote. We encourage you to provide instructions to your broker regarding the voting of your shares.


COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT


The Company's only authorized voting equity security is its Common Stock, par value $2.50 per share.

Beneficial Ownership of Directors and Named Executive Officers

The table below presents certain information as of March 1, 2010 regarding beneficial ownership of shares of Common Stock by directors, named executive officers listed under "Executive Officers of City Holding Company" on page 12, and all directors and executive officers as a group.

Name of Beneficial Owner	Sole Voting and Investment Power (#)	Other [1] (#)	Common Shares Subject to a Right to Acquire [2] (#)	Aggregate Percentage Owned (%)	CHCO Shares Held as Collateral for Loans (#)
BENEFICIAL OWNERSHIP					
Directors					
Hugh R. Clonch	22,001	91,985	-	*	75,812
Oshel B. Craigo [3]	13,081	2,912	-	*	-
John R. Elliot	43,123	7,600	-	*	-
William H. File III [3]	19,129	999	-	*	-
Robert D. Fisher	15,993	-	-	*	-
Jay C. Goldman	15,915	-	-	*	-
Charles R. Hageboeck	33,250	8,920	70,000	*	-
David W. Hambrick	37,461	3,772	-	*	-
Tracy W. Hylton II [3]	29,131	1,586	-	*	-
C. Dallas Kayser [3]	18,453	539	-	*	-
Philip L. McLaughlin	35,744	4,881	-	*	220
James L. Rossi	12,483	-	-	*	-
Sharon H. Rowe [3]	19,634	-	-	*	9,800
Mary H. Williams	9,725	-	-	*	-
Named Executive Officers					-
David L. Bumgarner	10,025	1,948	12,500	*	-
Craig G. Stilwell	25,702	1,369	30,000	*	-
John A. DeRito	13,400	-	20,000	*	-
Michael T. Quinlan, Jr.	10,314	2,613	6,125	*	-
Directors and Executive Officers as a group (19 persons)	384,564	129,124	138,625	4.13%	85,832

* Less than 1%.

[1] Includes shares (a) owned by or with certain relatives; (b) held in various fiduciary capacities; (c) held by certain corporations; (d) held in trust under the Company's 401(k) Plan & Trust.

[2] Includes options to acquire shares of the Company's Common Stock that are exerciseable within 60 days of December 31, 2009.

[3] Messrs. Craigo, File, Hylton, Kayser and Ms. Rowe are nominees for re-election to the Board of Directors as Class II directors.

Principal Shareholders of the Company

The following table lists each shareholder of the Company who is the beneficial owner of more than 5% of the Company's Common Stock, the only class of stock outstanding, as of March 1, 2010.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership [1]	Percent of Class [1]
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	1,311,348	8.25%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	980,833	6.17%

[1] Information regarding BlackRock, Inc.'s and The Vanguard Group, Inc.'s address, holdings, and percent of class are based solely upon the Company's review of Schedules 13G filed with the Securities and Exchange Commission pursuant to Rule 13d-1(b) for the period ended December 31, 2009.

GOVERNANCE AND NOMINATING COMMITTEE REPORT

The Governance and Nominating Committee of the Board of Directors (the "Governance Committee") is comprised of seven independent directors and operates under a written charter adopted by the Board of Directors. The Governance Committee is charged with the responsibilities of: (i) identifying individuals qualified to become Board members; (ii) selecting or recommending that the Board select the director nominees for the next annual meeting of shareholders; and (iii) overseeing corporate governance matters for the Company.

Director candidates are nominated by the Governance Committee. The Governance Committee will consider director candidates recommended by shareholders (see *"Shareholder Proposals and Nominations"* on page 32, other members of the Board, officers and employees of the Company and other sources that the committee deems appropriate. The Governance Committee's written charter directs the committee to evaluate the candidates based upon the totality of the merits of each candidate and not based upon minimum qualifications or attributes. In considering individual nominees, the committee takes into account the qualifications of other Board members to ensure that a broad variety of skill sets and experience beneficial to the Company and its business are represented on the Board of Directors. The Governance Committee evaluates all director candidates in the same manner regardless of the source of the recommendation. Some of the criteria used by the committee to evaluate the candidates, including those selected for nomination at the 2010 Annual Meeting, include:

- Personal and professional integrity
- Prior business experience, including knowledge of the banking business
- Education
- Age
- Skills that may be relevant to the Company's business
- Geographic distribution of the candidates
- Prior Board experience with the Company or other publicly traded companies
- Involvement in community, business and civic affairs

In the context of nominating directors, the Company has no official policy regarding diversity. Nevertheless, the Board's Governance Committee believes that its existing board is, in fact, well diversified with regard to geographical representation, business backgrounds, civic involvement, and experience on bank boards or comparable organizations – all factors that the Governance Committee believes to be important to representing the interests of the Company's shareholders.

The Governance Committee is also empowered to retain and to terminate outside advisors to assist in the performance of its functions with the sole authority to agree to fees and other terms of engagement. The committee did not hire any outside advisors to assist them with respect to the selection of candidates for director nominations in 2010.

The Governance Committee has nominated for election as Class II directors, all of whom currently serve as Class II directors of the Company: Oshel B. Craigo, William H. File III, Tracy W. Hylton II, C. Dallas Kayser and Sharon H. Rowe, to serve three-year terms expiring at the 2013 Annual Meeting.

Respectfully submitted,

Jay C. Goldman, Chairman
Hugh R. Clonch
Oshel B. Craigo
John R. Elliot
William H. File III
Robert D. Fisher
C. Dallas Kayser

March 15, 2010

ELECTION OF DIRECTORS (Proposal 1)

The Board of Directors of the Company currently consists of fourteen (14) members. In accordance with the Company's Bylaws, the Board of Directors is classified into three classes as nearly equal in number as the then total number of Directors constituting the whole Board permits. Each class is to be elected to separate three-year terms with each term expiring in different years. At each Annual Meeting, the directors or nominees constituting one class are elected for a three-year term. The term of Class II directors expires at the 2010 Annual Meeting. There are five nominees for election as Class II directors to serve for terms of three years expiring at the Annual Meeting in 2013. Messrs. Craigo, File, Hylton, Kayser and Ms. Rowe currently serve as directors of the Company and will stand for re-election as Class II directors.

Each director elected will continue in office until a successor has been elected. If any nominee is unable to serve, which the Board of Directors has no reason to expect, the persons named on the accompanying proxy card intend to vote for the balance of those named and, if they deem it advisable, for a substitute nominee. The names of the nominees for directors submitted by the Governance and Nominating Committee ("Governance Committee") of the Company and the names of the directors of the Company whose terms of office will continue after the Annual Meeting are listed below. Director ages are shown as of the Annual Meeting date, April 28, 2010.

The Board of Directors recommends that shareholders vote "FOR" all of the Class II nominees shown below.

CLASS II DIRECTORS (Nominees for a term to expire in 2013)

Oshel B. Craigo, 72, has served as a director since 2001[1]. Mr. Craigo attended West Virginia State College (business) and is a licensed real estate broker in the State of West Virginia. Mr. Craigo is the Owner and CEO of Better Foods, Inc., Gino's Distributing, Inc., and Craigo Real Estate as well as several additional companies. In addition, Mr. Craigo served in the West Virginia Legislature for 22 years and served on several committees, including the Banking and Insurance Committee. He was the Vice-Chair of the West Virginia Senate Finance Committee and, for eight years, was Chairman of the Senate Finance Committee. Mr. Craigo is active in civic and community affairs and serves on several boards and committees, including: the Board of Directors for the National Restaurant Association, Chairman for the West Virginia State Tourism Committee, Vice-Chair of the Board of Directors of Charleston Area Medical Center, Teays Valley Hospital, and Chairman of the Putnam County Democratic Executive Committee. The Governance Committee of the Board nominated Mr. Craigo based upon his business experience, his knowledge of the WV economy and its leaders, and his prior board experience. Mr. Craigo owns, directly or indirectly, 15,993 shares of City Holding Company common stock.

William H. File II, 62, has served as a director since 2001[1]. Mr. File received a Bachelor's degree (political science) from Lynchburg College, Virginia, and a Doctor of Jurisprudence (law) degree from West Virginia University College of Law. Mr. File is a member of the firm File Payne Scherer & File PLLC and is the City Solicitor for Beckley, West Virginia. Mr. File was first elected to the Bank of Raleigh Board of Directors in 1984. He was a member of the Board of Horizon Bancorp, Inc. from 1993 until its merger with City Holding Company on December 31, 1998; and, subsequently, he has been a member of the City National Bank and City Holding Company Boards until the present date. He is past Chairman and a Board Member of the West Virginia Educational Broadcasting Authority that oversees public television and public radio in West Virginia. He is Vice-President of the Board of the Beckley Area Foundation, a twenty million dollar community foundation, serving the Raleigh County market. Mr. File has deep knowledge of the Raleigh County economy and local leaders. The Governance Committee of the Board nominated Mr. File based upon his legal expertise, his knowledge of the Raleigh County market, and his long tenure on bank boards. Mr. File owns, directly or indirectly, 20,128 shares of City Holding Company common stock

Tracy W. Hylton II, 61, has served as a director since 1993[2]. Mr. Hylton is the President of Eller, Inc., a construction and reclamation company; President of Patience, Inc., a surface coal mining operation; and President of New Land Leasing Co., Inc., a lease holding company. Mr. Hylton has a number of business interests including those in coal, automotive retailing, retail and real estate. Through these business interests he has knowledge of, and contacts with, many other business people around West Virginia. He is active with a number of civic organizations, including the Raleigh County YMCA. Mr. Hylton joined the board of the Bank of Raleigh in 1984, the board of Horizon Bancorp, Inc. in 1993, and subsequent to the merger with City Holding on December, 31, 1998, the City Holding Company Board. Mr. Hylton has deep business contacts and knowledge of the West Virginia and Raleigh County marketplace. The Governance Committee of the Board nominated Mr. Hylton based upon his varied business interests, knowledge, and contacts, his knowledge of the Raleigh County market, and his experience on bank boards. Mr. Hylton owns, directly or indirectly, 30,717 shares of City Holding Company common stock.

C. Dallas Kayser, 58, has served as a director since 1995. Mr. Kayser received a Bachelor's degree (economics) from Marshall University and a Doctor of Jurisprudence degree (law) from West Virginia University College of Law. Mr. Kayser is the Senior Partner of Kayser, Layne and Clark PLLC of Point Pleasant WV and has been in the practice of law in Mason County for many years. He serves on the Board of Directors of Pleasant Valley Hospital, and has served on its compensation and executive committees. In addition, he has served as Chairman of the Board of Trustees of the United Methodist Foundation of West Virginia, Inc., and currently serves as Treasurer, and on its Executive, Compensation, Audit and Investment Committees. As such, he is knowledgeable about the economy and leaders of this market. Mr. Kayser was first nominated to the Board of Peoples National Bank (formerly known as The Peoples Bank of Point Pleasant) in 1987 and subsequently to the City Holding Company Board in 1995. As Chairman of City's Compensation Committee, Mr. Kayser has attended a significant number of continuing board education workshops and conferences regarding compensation. The Governance Committee nominated Mr. Kayser based upon his legal background, his knowledge of the business community of Mason County gained as an attorney, and his experience on bank boards. Mr. Kayser owns, directly or indirectly, 18,992 shares of City Holding Company common stock.

Sharon H. Rowe, 59, has served as a director since 2001[1]*.* Mrs. Rowe attended West Virginia University and is a Senior Consultant with Charles Ryan Associates, a Public Relations Firm based in Charleston, WV. She retired as Vice President of Communications of The Greenbrier Resort and Club Management Company in 2005 after 27 years with the company. Mrs. Rowe joined the Board of the Greenbrier National Bank and Horizon Bancorp, Inc. in 1996, the Board of City National Bank of West Virginia in 1999 and, subsequently, in 2001, the City Holding Company Board of Directors. A recognized leader in West Virginia's tourism industry, she serves on the West Virginia Tourism Commission and is immediate past chair and member of the board of directors of the West Virginia Hospitality and Travel Association. Mrs. Rowe serves as a director on numerous boards in West Virginia including the Clay Center for the Arts and Sciences, the West Virginia Humanities Council and HospiceCare. She is immediate past chair and a member of the Board of Governors of the West Virginia School of Osteopathic Medicine. The Governance Committee of the Board nominated Mrs. Rowe based upon her marketing and communications experience, prior bank board service and her statewide involvement. Mrs. Rowe owns, directly or indirectly, 19,634 shares of City Holding Company common stock.

CLASS III DIRECTORS (Directors whose terms expire in 2011)

Hugh R. Clonch, 70, has served as a director since 1995. Mr. Clonch received a Bachelor's degree (business administration) from West Virginia Institute of Technology. Mr. Clonch is President of Clonch Industries, a family-owned timber business based in Dixie, WV. Timber is an important industry in City's market area. Mr. Clonch joined the board of Gauley National Bank in 1987, the Merchants National Bank board in 1990, the First Merchants Bancorp, Inc. board in 1991 and subsequent to its merger with City Holding Company, the City Holding Board in 1995. The Board nominated Mr. Clonch based upon his experience in the timber industry, his previous board experience, and his knowledge of his local community and its leaders. Mr. Clonch owns, directly or indirectly, 113,986 shares of City Holding Company common stock.

Robert D. Fisher, 57, has served as a director since 1994. Mr. Fisher received a Bachelor's degree (finance) from West Virginia University and a Doctor of Jurisprudence degree (law) from West Virginia University College of Law. He is the managing member of Adams, Fisher and Chappell, PLLC in Ripley WV. Mr. Fisher is active and well known in the legal community in West Virginia, having served as President of The West Virginia Bar from 2006 to 2007. Mr. Fisher joined the board of Bank of Ripley in 1987 and, subsequent to its merger with City Holding Company, the City Holding Company Board in 1994. Mr. Fisher serves as Chairman of the Company's Legal Oversight Committee. He is within the Jackson County market and is very active in community affairs, providing him knowledge of the community and its leaders. The Governance Committee of the Board nominated Mr. Fisher based upon his legal expertise, his community experience and his prior board service. Mr. Fisher owns, directly or indirectly, 15,993 shares of City Holding Company common stock.

Jay C. Goldman, 66, has served as a director since 1988. Mr. Goldman received Bachelor's degrees (business administration and real estate) from Morris Harvey College and the University of Charleston, respectively, and a Doctor of Jurisprudence degree (law) from West Virginia University. Mr. Goldman is a licensed and State-certified real estate appraiser and licensed real estate broker, as well as a member of the WV State Bar. Mr. Goldman is currently President of Goldman Associates, Inc., a real-estate firm based in Charleston, WV providing real-estate brokerage, appraisals, and consulting services. As a result, Mr. Goldman's knowledge regarding real estate and construction throughout West Virginia is extensive and highly beneficial to City. Mr. Goldman's knowledge of the economy and leaders throughout the State of WV is also exceptionally strong. Mr. Goldman served as a Municipal Judge for the City of Charleston and as Mayor of Charleston, WV from 1999 until 2003. He is, therefore, knowledgeable about political and municipal issues in West Virginia. Mr. Goldman joined the City National Bank Board of Directors in 1986 and the City Holding Company Board of Directors in 1988. As Chairman of City's Governance and Nominating Committee, Mr. Goldman has attended numerous Board continuing education and conferences on these topics. The Governance Committee of the Board nominated Mr. Goldman based upon his expertise in real estate which is an important industry for City's commercial lending business, his knowledge of the WV economy and its leaders, his experience in governance matters, and his prior board experience. Mr. Goldman owns, directly or indirectly, 15,292 shares of City Holding Company common stock.

Charles R. Hageboeck, 47, has served as a director since 2005. Mr. Hageboeck received a Ph.D. in Economics from Indiana University in 1991. He has spent most of his career in banking. He now serves as City's Chief Executive Officer and President. Mr. Hageboeck was formerly with Indiana National Bank, NBD Bank, N.A., and Peoples Bank of Indianapolis. Mr. Hageboeck serves on the Board of the West Virginia Banker's Association, the West Virginia Chamber of Commerce, the West Virginia Symphony Orchestra, and is active in other civic and cultural organizations. Mr. Hageboeck was elected to City's Board upon becoming CEO in 2005, and is the only management director on the Board. The Governance Committee of the Board nominated Mr. Hageboeck by virtue of his role as City's Chief Executive Officer and due to his strong experience as an officer at both smaller and larger banking institutions. Mr. Hageboeck owns, directly or indirectly, 42,170 shares of City Holding Company common stock.

Philip L. McLaughlin, 69, has served as a director since 1993[2]. Mr. McLaughlin received a Bachelor's degree (mathematics) from the College of William and Mary University, Williamsburg, Virginia. He also completed the Stonier Graduate School of Banking program at Rutgers University. Mr. McLaughlin joined City Holding Company in December 1998 through the merger of Horizon Bancorp, Inc. into City Holding Company. He served as Chairman of the Board of City Holding Company from 1998 to 2002 and from 2007 until present; president and chief operating officer and director of Horizon Bancorp, Inc. from 1993 to 1998; and president and chief executive officer and director of Greenbrier Valley National Bank from 1971 to 1993. Complementing his years of banking experience, Mr. McLaughlin served on the Board of Directors of the Federal Reserve Bank of Richmond for three years. During his term he served on the bank audit committee with one year as chairman. He also served as president of the West Virginia Bankers Association. He has been involved with numerous charitable organizations and currently serves on three foundation boards. The Governance Committee nominated Mr. McLaughlin based upon his knowledge of the banking industry and, in particular, his long service to City and its predecessor Boards and the leadership that he has shown in his role as City's chairman. Mr. McLaughlin owns, directly or indirectly, 40,625 shares of City Holding Company common stock.

CLASS I DIRECTORS (Directors whose terms expire in 2012)

John R. Elliot, 64, has served as a director since 2007. Mr. Elliot received Bachelor's degrees from Kent State University (architecture) and West Virginia Institute of Technology (health care administration). Mr. Elliot founded John Elliot Associates, Architects & Planners in 1972 and Continental Health Care Construction Company in 1980, both which specialized in the design and construction of nursing homes. In 1982, Mr. Elliot founded AMFM, Inc. which today operates 11 skilled nursing facilities with 871 beds throughout West Virginia and employs more than 1,000 people. The Governance Committee considers AMFM to be a company of similar size and complexity to City Holding Company. As the Owner and President of AMFM, Inc. the Board of Directors of City considers that Mr. Elliot's business experience makes him a highly qualified addition to the Board. Mr. Elliot is currently on the Board of the West Virginia Symphony Orchestra and has served on the boards of the United Way, the YMCA, and the Sunrise Art Museum, giving him deep knowledge of the Charleston economy and its leaders. Mr. Elliot was the President of the West Virginia Health Care Association and has served as the Regional Multi-facility Vice Chair and Secretary for the American Health Care Association, providing him a high level of industry experience in the health care industry. Mr. Elliot owns, directly or indirectly, 50,723 shares of City Holding Company common stock.

David W. Hambrick, 68, has served as a director since 1993[2]. Mr. Hambrick received a Bachelor's degree (finance) from the University of Florida and Doctor of Jurisprudence degree (law) from West Virginia University College of Law. Mr. Hambrick was President and Chief Executive Officer of First National Bank of Alderson from 1976 until 1986; Executive Vice President and Trust Officer of Greenbrier Valley National Bank from 1986 until 2000; Executive Vice President of Horizon Bancorp, Inc. from 1998 until December 1998 and Vice President of City Holding Company from 1999 until March 2000. During his tenure, he held a variety of lending, trust and financial positions including several years as principal financial officer. In addition, Mr. Hambrick was a member of the Board of the Greenbrier National Bank from 1993 to 1999; a member of the Board of Horizon Bancorp, Inc. from 1993 until its merger with City Holding Company on December 31, 1998; and, subsequently, he has been a member of the City Holding Company Board, giving him long historical perspective regarding the banking industry. Mr. Hambrick resides in Alderson, WV and is active in civic affairs within the region. providing him strong knowledge of the Greenbrier County, WV market and its business leaders. The Governance Committee nominated Mr. Hambrick based upon his knowledge of the banking industry, his knowledge of the Greenbrier County market and his long service to City and its predecessor Boards. Mr. Hambrick owns, directly or indirectly, 41,232 shares of City Holding Company common stock.

James L. Rossi, 55, has served as a director since 2001[1]. Mr. Rossi, a licensed CPA, received his Bachelor's degree from West Virginia University. Mr. Rossi maintained his own public accounting firm, James Rossi, CPA from September 1978 to July 2008. Since July 2008, Mr. Rossi has been the Chief Financial Officer of Valtronics, Inc. (which manufactures products for commercial and industrial clients). Mr. Rossi also serves on the Board of Directors of Fruth Pharmacy, which operates 25 retail pharmacies in WV, KY and OH and employs over 600 people. The Governance Committee considers Mr. Rossi's accounting background, and status as an accounting expert, a key reason why he has been nominated and elected to City's Board of Directors. Additionally, Mr. Rossi joined the Board of Directors of The Peoples Bank of Point Pleasant in 1997, the Board of Directors of City National Bank in 1999 and the City Holding Company Board of Directors in 2001. The Governance Committee nominated Mr. Rossi based on his long experience on bank boards, his deep roots in Mason County, WV, and his knowledge regarding that local economy and its leaders. Mr. Rossi owns, directly or indirectly, 11,860 shares of City Holding Company common stock.

Mary E. Hooten Williams, 48, has served as a director since 2001[1]. Mrs. Williams received a Bachelor's degree (journalism) from Marshall University. She is Vice President of Virginia Street Corporation, Vice President of Empire Investors. Inc., and Manager of Hooten Properties. LLC. She has held a variety of management positions including Treasurer, Hooten Equipment Company and Assistant Vice President, Corporate Communications and Marketing, Commerce Banc Corporation. Mrs. Williams joined the Board of Directors of Capital State Bank in 1996, the Board of Directors of City National Bank in 1999 and the City Holding Company Board in 2001. The Governance Committee nominated Mrs. Williams' based on her corporate experience, her knowledge of the Kanawha Valley market and her long experience on bank boards. Mrs. Williams and members of her family control approximately 66,465 shares of City Holding Company common stock.

(1) Prior to 2001, the director served on the City National Bank of West Virginia Board.

(2) On December 31, 1998, the merger of Horizon Bancorp, Inc. (“Horizon”) into City Holding Company (“City Holding”) was consummated and certain directors of Horizon became directors of City Holding.

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

Board of Directors

The Company is managed under the direction of the Board of Directors, which has adopted Codes of Business Conduct and Ethics and charters for the Governance and Nominating Committee, Compensation Committee and the Audit Committee that set forth certain corporate governance practices. These documents are available on the Company’s Internet website at *http://www.cityholding.com* under the Corporate Governance link located at the bottom of the page.

Board Leadership Structure and Oversight of Risk

The Company’s CEO does not also serve as the Chairman. During 2009, the Chairman of the Board was Phillip McLaughlin, who presides at all meetings of the Board and meetings of the independent directors. The decision to separate the roles of CEO and Chairman reflects internal control considerations. The Board’s involvement in risk management includes monthly reports and presentations by the Company’s Chief Credit Officer on credit trends, past-due loans, non-accruing loans, and classified loans; monthly reports and presentations by the Company’s EVP of Commercial Banking on lending activity with the prior month; participation by an independent director on the bank’s Executive Loan Committee; monthly reports on liquidity and transactions within the investment portfolio; monthly reports on capital; quarterly reports on interest rate risk; oversight of the internal audit function, regulatory compliance and loan review by the Audit Committee; annual reports to the Board of Directors from the Company’s primary regulators; oversight of significant legal risks through the Legal Oversight Committee, oversight of governance issues by the Corporate Governance Committee; and through other reports from management on additional areas of risk as they are identified.

Independence of Directors

The Board of Directors has determined that the following directors are “independent” within the meaning of the general independence standards in the listing standards of The NASDAQ Stock Market, Inc., the market on which shares of the Company’s Common Stock are quoted: Messrs. Clonch, Craigo, Elliot, File, Fisher, Goldman, Hambrick, Hylton, Kayser, McLaughlin, Rossi and Mmes. Rowe and Williams.

Meetings of Independent Directors

Independent members of the Board of Directors generally meet in executive sessions without management either immediately preceding or immediately following every regularly scheduled Board meeting. Other sessions may be called by the Chairman in his or her own discretion or at the request of the independent members of the Board. The independent directors met eleven times in 2009. Mr. McLaughlin, the independent Chairman, leads both the regular meetings of the Company’s directors as well as the executive sessions of independent directors.

Shareholders and other interested persons may contact the Chairman of the Board or the independent members of the Board of Directors as a group through the method described in “Communications with the Board of Directors” below.

Attendance at Annual Meeting

Although there is no formal written policy, the Company expects all directors to attend the annual meeting of shareholders each year and historically more than a majority have done so. Thirteen directors attended the annual meeting of shareholders held on April 29, 2009.

Communications with the Board of Directors

The Board of Directors has unanimously approved a process for shareholders to send communications to the Board of Directors and individual directors. Shareholders and other interested persons may communicate with the full Board of Directors, a specified committee of the Board, the independent directors or a specified individual member of the Board in writing by mail c/o City Holding Company, 25 Gatewater Road, P. O. Box 7520, Charleston, WV 25356-0520, Attention: Victoria A. Faw, Corporate Secretary. All communications will be forwarded to the Board of Directors, the specified committee of the Board or the specified individual director, as appropriate. The Company screens all regular mail for security purposes.

Availability of Codes of Business Conduct and Ethics and Committee Charters

In December 2009, the Company adopted a new Code of Business Conduct and Ethics which applies to all employees (including its chief executive officer and chief financial officer). Members of the Board of Directors are governed by a separate Code of Business Conduct and Ethics approved in January 2004. Both of the Codes of Business Conduct and Ethics and the charters of the Audit Committee, Compensation Committee, and Governance and Nominating Committee are available on the Company's Internet website at *http://www.cityholding.com* under the Corporate Governance link located at the bottom of the page.

Committees of the Board of Directors and Meeting Attendance

The full Board of Directors met thirteen times during the fiscal year ended December 31, 2009. No member of the Board of Directors of the Company attended less than 75% of the aggregate meetings of the Board of Directors and all committees on which such director served during 2009.

Membership on Certain Board Committees

The Board of Directors of City Holding Company has established an Audit Committee, Executive Committee, Nominating and Governance Committee, Compensation Committee and Legal Oversight Committee. The following table sets forth the membership of such committees and the independence of each director as of the date of this proxy statement.

Director	Executive Committee	Audit Committee	Nominating and Governance Committee	Compensation Committee	Legal Oversight Committee	Independent
Hugh R. Clonch	--	--	X	X	--	X
Oshel B. Craigo	--	--	X	X	--	X
John R. Elliot	--	--	X	X	--	X
William H. File III	--	--	X	X	X	X
Robert D. Fisher	--	--	X	X	Chairman	X
Jay C. Goldman	X	--	Chairman	X	X	X
Charles R. Hageboeck	X	--	--	--	--	--
David W. Hambrick	--	X	--	--	X	X
Tracy W. Hylton II	--	X	--	--	--	X
C. Dallas Kayser	X	---	X	Chairman	X	X
Philip L. McLaughlin	Chairman	--	--	--	--	X
James L. Rossi	X	Chairman	--	--	--	X
Sharon H. Rowe	--	X	--	--	--	X
Mary H. Williams	--	X	--	--	--	X
Number of Meetings Held in 2009	**2**	**6**	**4**	**4**	**2**	

* Director meets the independence requirements as defined in the listing standards of The NASDAQ Stock Market and SEC Regulations

Executive Committee

For the fiscal year ended December 31, 2009, the Executive Committee consisted of Messrs. Goldman, Hageboeck, Kayser, McLaughlin (Chairman) and Rossi. Subject to limitations imposed by the West Virginia Business Corporation Act, the Executive Committee has the power to act between meetings of the Board on virtually all matters that the Board could act upon, but generally as a matter of practice reserves its function for special or emergency purposes. The Executive Committee met two times during fiscal year ended December 31, 2009.

Compensation Committee

During 2009, the Compensation Committee consisted of Messrs. Kayser (Chairman), Clonch, Craigo, Elliot, File, Fisher, and Goldman. The Board of Directors has determined that each of the current members of the Compensation Committee is "independent" within the meaning of the general independence standards of the listing standards of The NASDAQ Stock Market, Inc. For a description of the function of the Compensation Committee, see "*Board Compensation Committee Report on Executive Compensation*" beginning on page 18. The Compensation Committee met four times during the fiscal year ended December 31, 2009. No Compensation Committee member attended fewer than 75% of the committee meetings held during the fiscal year ended December 31, 2009.

Audit Committee

In 2009, members of the Audit Committee included Messrs. Rossi (Chairman), Hambrick, Hylton and Mms. Rowe and Williams, none of whom is employed by the Company. The Board of Directors has determined that each of the current members of the Audit Committee is "independent" within the meaning of the enhanced independence standards for audit committee members in the Securities Exchange Act of 1934 and rules thereunder, as amended, and as incorporated into the listing standards of The Nasdaq Stock Market, Inc. The Board of Directors has also determined that James L. Rossi, Chairman of the Audit Committee, is an "audit committee financial expert" within the meaning of the rules promulgated by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and is "independent" within the meaning of the general independence standards of the listing standards of The NASDAQ Stock Market, Inc. The Audit Committee held six meetings during fiscal year 2009. The Audit Committee selects the Company's independent registered public accounting firm (subject to shareholder ratification), considers the scope of the audit, reviews the activities and recommendations made by the Company's internal auditors, and considers comments made by the independent registered public accounting firm with respect to the Company's internal control structure. No Audit Committee member, except Mr. Hylton, attended fewer than 75% of the committee meetings held during the fiscal year ended December 31, 2009.

Governance and Nominating Committee

During 2009, the Governance and Nominating Committee ("Governance Committee") consisted of Messrs. Goldman (Chairman), Craigo, Clonch, Elliot, File, Fisher, and Kayser. The Board of Directors has determined that each of the current members of the Governance Committee is "independent" within the meaning of the general independence standards of the listing standards of The Nasdaq Stock Market, Inc. For a description of the function of the Governance Committee, see the "*Governance and Nominating Committee Report*" on page 4. The Governance Committee met four times during fiscal year 2009. No Governance Committee members attended fewer than 75% of the committee meetings held during the fiscal year ended December 31, 2009.

Director Candidate Recommendations and Nominations by Shareholders. The Governance Committee's Charter provides that the Governance Committee will consider director candidate recommendations by shareholders. Any shareholder entitled to vote for the election of directors may (1) recommend candidates for election to the Board of Directors or (2) nominate persons for election to the Board or Directors if such shareholder complies with the procedures set forth in the Company's Amended and Restated Bylaws, which are summarized in "Shareholder Proposals and Nominations" beginning on page 32.

Governance and Nominating Committee Process for Identifying and Evaluating Director Candidates. For a description of the Governance Committee's process for identifying and evaluating candidates for election to the Board of Directors, see the "*Governance and Nominating Committee Report*" on page 4. The Governance Committee did not receive any recommendations from any shareholders in connection with the 2010 annual meeting.

Legal Oversight Committee

During 2009, the Legal Oversight Committee ("Legal Committee") consisted of Messrs. Fisher (Chairman), File, Goldman, Hambrick, and Kayser. The Legal Committee met two times during fiscal year 2009. The Legal Oversight Committee meets annually or as necessary with Executive Management and/or outside legal counsel to review the Company's outstanding litigation and to advise management on such matters as requested. No Legal Committee members attended fewer than 75% of the committee meetings held during the fiscal year ended December 31, 2009.

Compensation of Directors

During 2009, non-employee directors of the Company received an annual retainer of $12,500 and $500 for each Board or committee meeting attended. In addition, Messrs. Goldman, Kayser, McLaughlin and Rossi, received committee chair and Chairman fees of $5,000, $5,000, $15,000 and $10,000, respectively. Expenses associated with attending meetings, such as travel costs and meals, are considered integrally and directly related to the performance of their duties as directors, are not considered to be personal benefits or perquisites and are not separately disclosed.

On February 24, 2010, the Board awarded non-employee directors $20,000 of Company Common Stock, par value $2.50, to each non-employee director of the Company on December 31, 2009. The market price on the date of grant, February 26, 2010 was $32.09 per share.

Bank of Raleigh Directors Deferred Compensation Plan

Between 1987 and 1998, ten directors of the former Bank of Raleigh deferred all or part of their director fees in exchange for compensation that was deferred until their 70th birthdays. The Bank of Raleigh was part of Horizon Bancorp, which merged with the Company on December 31, 1998. The shareholders of both corporations ratified that merger and the benefits due under the Bank of Raleigh Directors Deferred Compensation Plan when they approved the merger in 1998. Directors File and Hylton were directors of the former Bank of Raleigh, and are covered by these plans. Under the terms of these plans, directors were given the opportunity to defer all or a portion of their directors' fees for their service to the Bank of Raleigh beginning in 1987 through 1998. As a result of such deferrals, these directors (or their survivors) are entitled to payments for a period of 15 years upon reaching retirement age, as defined by the plans, or death. The methodology for calculating future benefits for these directors was established at the time that the deferrals were made, and is unaffected by their current service on the Board of the Company. The Company accrued the present value of these obligations on its Consolidated Balance Sheet. Their deferred benefits under the plan are as follows:

	Monthly Pension Benefit	Pension Start Date	Present Value of Benefit @ 12/31/09	Expense Recognized In 2009 In Regard to Benefits
William H. File III	$ 6,631	7/1/2017	$ 506,660	$ 29,434
Tracy W. Hylton II	$ 4,790	9/1/2018	$ 341,277	$ 19,826

2009 DIRECTOR COMPENSATION

	DIRECTOR COMPENSATION						
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Hugh R. Clonch	22,500	19,992	-	-	-	-	42,492
Oshel Craigo	25,500	19,992	-	-	-	-	45,492
John R. Elliot	22,000	19,992	-	-	-	-	41,992
William H. File III	24,000	19,992	-	-	29,434	-	73,426
Robert D. Fisher	24,000	19,992	-	-	-	-	43,992
Jay C. Goldman	30,000	19,992	-	-	-	-	49,992
Charles R. Hageboeck [1]	-	-	-	-	-	-	-
David W. Hambrick	23,500	19,992	-	-	-	-	43,492
Tracy W. Hylton II	21,000	19,992	-	-	19,826	-	60,818
C. Dallas Kayser	30,000	19,992	-	-	-	-	49,992
Philip L. McLaughlin	39,875	19,992	-	-	-	-	59,867
James L. Rossi	32,000	19,992	-	-	-	-	51,992
Sharon H. Rowe	22,000	19,992	-	-	-	-	41,992
Mary H. Williams	22,000	19,992	-	-	-	-	41,992

[1] Mr. Hageboeck, President and CEO of the Company, does not receive fees for director or committee service or for meeting attendance.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors (the "Audit Committee") is comprised of five independent directors and operates under a written charter adopted by the Board of Directors. The Audit Committee selects the Company's independent registered public accounting firm, subject to shareholder ratification. Management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing reports thereon. The Audit Committee's responsibility is to monitor and oversee these processes. In this context, the Audit Committee has met and held discussions with management and Ernst & Young LLP ("Ernst & Young"), the Company's independent registered public accounting firm.

Management represented to the Audit Committee that the Company's audited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and Ernst & Young.

The Audit Committee has discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Accounting Standards), as amended.

The Audit Committee has also received the written disclosures and the letter from Ernst & Young relating to the independence of that firm as required by Public Company Accounting Oversight Board's Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence), as currently in effect, and has discussed with Ernst & Young that firm's independence from the Company. The Audit Committee has also considered whether the provision of non-audit related services by Ernst & Young is compatible with maintaining Ernst & Young's independence and determined that Ernst & Young's independence has not been impaired.

Based upon the Audit Committee's discussions with management and Ernst & Young and the Audit Committee's review of the representations of management and the report of Ernst & Young to the Audit Committee, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission.

Respectfully submitted,

James L. Rossi, Chairman
David W. Hambrick
Tracy W. Hylton II
Sharon H. Rowe
Mary H. Williams

February 23, 2010

This report shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, unless the Company specifically incorporates this report by reference. It will not be otherwise filed under such Acts.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The directors who constituted the Compensation Committee during 2009 were Messrs. Kayser (Chairman), Clonch, Craigo, Elliot, File, Fisher, and Goldman. None of the individuals who served as a member of the Compensation Committee during 2009 were at any time officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

EXECUTIVE OFFICERS OF CITY HOLDING COMPANY

The following table sets forth the name of each executive officer as of December 31, 2009, and the principal positions and offices held with the Company. Unless otherwise indicated, each of these officers has served as an executive officer of the Company for at least five years.

Name	Age*	Business Experience
Charles R. Hageboeck	47	President and Chief Executive Officer, City Holding Company and City National Bank since February 2005. Executive Vice President and Chief Financial Officer, City Holding Company and City National Bank from June 2001 – January 2005.
Craig G. Stilwell	54	Executive Vice President of Retail Banking, City Holding Company and City National Bank since February 2005. Executive Vice President of Marketing & Human Resources, City Holding Company and City National Bank May 2001 – February 2005.
John A. DeRito	60	Executive Vice President of Commercial Banking, City Holding Company and City National Bank since June 2004. Credit Officer, Central West Virginia Region, BB&T from November 2000 – June 2004.
David L. Bumgarner	45	Senior Vice President and Chief Financial Officer, City Holding Company and City National Bank since February 2005. Audit Senior Manager, Arnett & Foster, PLLC from August 2000 – January 2005.
Michael T. Quinlan, Jr.	41	Senior Vice President of Branch Banking, City Holding Company and City National Bank since July 2001. Mr. Quinlan was named as an executive officer by the Board of Directors on February 24, 2010.

* Executive Officers' ages are as of the Annual Meeting Date, April 29, 2010.

COMPENSATION DISCUSSION AND ANALYSIS

General Plan Design

The Company's executive compensation program includes five components: base salary, an incentive program tied directly to the Company's financial performance metrics, annual bonuses reflecting the Board's discretion to reward the Company's executives based upon results achieved that were not contemplated in the incentive program or are otherwise not easily quantified, long-term compensation (stock awards), and other non-cash perquisites. Each element of the Company's executive compensation program has a somewhat different purpose. The Compensation Committee believes that its principal responsibility is to ensure that the Company's compensation practices allow the Company to keep qualified management and to incent and reward executive performance in ways that are aligned with increasing shareholder value. Further, the Compensation Committee believes that overall compensation should be significantly dependent upon performance as measured by the Company's profitability, the market price of the Company's Common Stock, performance relative to peers, and progress made toward achieving the Company's long-term strategic objectives. As a result, a significant portion of the compensation of executive officers of the Company is tied to incentive compensation, bonuses, and stock awards. The Compensation Committee may meet to consider compensation at any time during the year. Traditionally, the Compensation Committee meets after each fiscal year has ended to review the Company's performance, consider increases in base salaries, approve incentive compensation based upon previously agreed upon targets, consider bonuses in light of performance, and recommend long-term stock-based grants. The President and CEO may make recommendations to the Committee based on these matters and based upon the performance of the Company, but decisions regarding compensation for the named executive officers rest entirely with the Compensation Committee. The Compensation Committee then recommends actions for approval of the Board of Directors. In the process of considering compensation levels for 2009, the Company hired Amalfi Consulting, LLC ("Amalfi") to advise the Compensation Committee regarding compensation for the Chief Executive Officer, Executive Vice President-Retail, Executive Vice President-Commercial, Chief Financial Officer, General Counsel, Senior Vice President-Branch and Senior Vice President-Operations, as well as to advise the Compensation Committee regarding compensation for the Company's Board of Directors. The Compensation Committee directed Amalfi to review the overall mix and pay ranges of the foregoing executive officers and in particular, determine whether the compensation programs were properly structured relative to overall pay mix and internal equity. The Compensation Committee instructed that the compensation review for the Board of Directors was to evaluate the form and amount of retainers, meeting fees, equity and other benefits provided to directors to ensure that the overall Board compensation programs were competitive to the overall market. Amalfi reported directly to the Company's Compensation Committee. The Compensation Committee additionally instructed Amalfi to consider, if appropriate, forms of compensation for the Company's leadership as alternatives to defined benefit pension plans or SERP's that were better at aligning the interests of management and the Company's shareholders.

Peer Group

The Committee believes that it is important to measure the Company's performance against peers – companies of similar size, markets, and products. The Company has traditionally looked at two peer groups. The Company looks at the peer group of publicly traded banks with total assets between $2 and $5 billion (87 banks at December 31, 2009). Within this peer group, the Company was the 62th largest based upon total assets but was the 7th largest based upon total net income in 2009. The Company's return on assets (ROA) in 2009 and 2008 was 1.63% and 1.12%, respectively, ranking it 6th on ROA in 2009 and 10th on ROA in 2008 within this peer group. The Company's return on average tangible equity (ROTE) in 2009 was 17.95% and was 11.44% in 2008 ranking it 4th and 28th within this peer group in 2009 and 2008, respectively. The Company's tangible common equity to tangible assets ratio was 8.83% at December 31, 2008 and 9.79% at December 31, 2009 ranking the Company 15th and 21st in 2008 and 2009 respectively, with respect to this level of common equity capitalization. Within the context of this peer group of 87 banks with total assets of $2 to $5 billion, the Company has been a top performer.

The Company also compares itself to a "Regional Peer Group." This peer group was selected from publicly traded banking companies of similar size operating in West Virginia, Pennsylvania, Ohio, Kentucky, Virginia, Maryland and up-state New York. Most operate in similar markets to the Company in terms of urbanization and demographic trends. The banks included in this Regional Peer Group are: Community Bank Systems, Inc. (NY), Community Trust Bancorp Inc. (KY), First Commonwealth Financial Corporation (PA), First Community Bancshares, Inc. (VA), First Financial Bancorp (OH), First Place Financial Corp. (OH), F.N.B. Corporation (PA), Harleysville National Corporation (PA), NBT Bancorp Inc. (NY), National Penn Bancshares Inc. (PA), Park National Corp. (OH), Peoples Bancorp Inc. (OH), S&T Bancorp Inc. (PA), Republic Bancorp Inc. (KY), Sandy Spring Bancorp Inc. (MD), Union Bankshares Corp. (VA), United Bankshares Inc. (WV), Univest Corp of Pennsylvania (PA), StellarOne Corporation (VA), and WesBanco Inc. (WV). Within this peer group, the Company is the 12th largest based upon the number of branches, 16th largest based upon total assets, 5th largest based upon Net Income in 2009, and 8th largest in terms of market capitalization at February 3, 2010. With respect to ROA, the Company ranked 2nd in both 2008 and 2009.

	Peer Group Performance – 2009		
	CHCO	$2 to $5 Billion Peer Group	Regional Peer Group
Total Assets at 12/31/09 (median for peers)	**$2.6 billion**	$3.0 billion	$4.0 billion
Net Income (median)	**$42.6 million**	$7.2 million	$9.6 million
ROA (median)	**1.63%**	0.27%	0.40%
ROTE (median)	**17.95%**	2.6%	4.3%
Number of Offices (median)	**67**	46	80
Number of Companies		87	21

Base Salary

The Compensation Committee has established salary ranges for all executive positions (in a manner consistent with how it has evaluated all positions in the Company) reflecting the nature and scope of the executive officer's responsibilities, the strategic importance of each position within the organization, and comparable compensation levels at peer financial institutions. Within these ranges, executive officer salaries are determined based upon subjective evaluation of an officer's performance, experience, and credentials. Annual salary adjustments reflect performance as measured against a variety of both quantitative and qualitative measures of performance as well as changes in peer compensation levels. The factors used to evaluate each executive officer's performance are factors deemed to be within his own area of responsibility within the organization. The CEO's performance is evaluated based upon the overall Company's performance while other executive officer performances are evaluated based both upon his success in meeting strategic objectives of the Company that are under his direct responsibility.

Non-Equity Incentive Compensation Plans

Incentive plans for executive officers are designed at the beginning of the fiscal year to reflect the Company's performance objectives and to quantitatively tie the executive's compensation directly to factors that are judged important to the success of the Company and within each executive's own sphere of influence. The CEO's incentive compensation plan reflects an Employment Agreement signed by the Company and Mr. Hageboeck on July 25, 2007. Payments under Mr. Hageboeck's non-equity incentive compensation plan are determined by the Company's total profitability as measured by return on tangible equity. The board has determined that return on tangible equity represents the most appropriate measure of the Company's profitability and is most closely aligned with shareholder value. The incentive compensation plan for the EVP of Retail Banking reflects an Employment Agreement also signed by the Company and Mr. Stilwell on July 25, 2007. Payments under Mr. Stilwell's plan are determined by the Company's total profitability as measured by return on tangible equity. The Compensation Committee has determined that due to the importance of retail banking to the Company's total overall profitability, Mr. Stilwell's non-equity incentive plan should also be tied to the same overall measure of company profitability as the Company's CEO. One-half of the incentive compensation for the EVP of Commercial Banking, Mr. DeRito, is tied to the Company's net income for the current fiscal year and one-half is tied to growth in commercial loan balances outstanding against prior year. Further, Mr. DeRito's incentive compensation can be negatively impacted based upon a subjective evaluation by the Board regarding the asset quality of the Company. The incentive compensation plan for the CFO, Mr. Bumgarner, is tied entirely to the Company's net income for the current fiscal year. One-half of the incentive compensation for the SVP-Branch Banking, Mr. Quinlan, is tied to the Company's net income for the current fiscal year while one-half is tied to quantifiable factors under his direction such as branch profitability, branch loan growth, and branch deposit growth.

Bonuses

The Compensation Committee recognizes that the Company's performance cannot always be fully characterized by a single measure of profitability and that efforts to improve the long-term performance of the Company and to maintain the bank's conservative balance sheet may in fact be at odds with maximizing current fiscal year profitability. Therefore, the Compensation Committee reviews the Company's performance in its totality and has the discretion to award bonuses to executive officers in excess of factors specifically identified within the Incentive Compensation plans specified at the beginning of each fiscal year. Bonus awards allow the Compensation Committee to reflect measures of success that are non-quantitative. In looking at the totality of the Company's performance, the Compensation Committee looks at factors such as: measures of profitability such as return on assets (ROA) and return on tangible equity (ROTE), measures of asset quality, internal and external audit results, regulatory ratings, strategic objectives specified by the CEO or the Board of Directors, as well as other strategies employed by management throughout the year to lay the foundation for future growth. For 2009 no bonuses were paid to the Company's executive officers in addition to payments under the non-equity incentive compensation plans.

Long-term Compensation (Stock Awards)

The Compensation Committee believes that long-term compensation is an appropriate element of the total compensation package for Company officers. The committee further emphasizes long-term compensation for those officers it believes are most able to influence the Company's long-term financial success. As such, the percentage of long-term compensation within the total compensation package will tend to be largest for the Company's executive officers. The Company believes in achieving the appropriate balance between short-term incentive compensation programs (non-equity incentives and bonuses) that reward management for maintaining strong current financial performance and long-term compensation (stock awards) that rewards management for increases in the long-term underlying value of the Company. The Compensation Committee recognizes that the Company's main business is to provide retail and commercial banking services – a business considered to be relatively mature – and that the Company operates in relatively stable markets with limited growth prospects. Further, the Company performs well in the industry as discussed above. Within the $2 to $5 billion peer group for 2009, for instance, the Company maintains a strong net interest margin placing it 13th of 87 banks, fee income as a percent of total revenue that places it 5th of 87 banks, and relatively low levels of non-interest expense as a percent of total revenues placing it 4th of 87 banks. Because the Company already performs well in a mature industry and in stable markets, the Compensation Committee intends to target relatively lower amounts of long-term compensation in the form of stock option awards (discussed below) and to target relatively larger amounts to short-term cash incentives, bonuses and long-term compensation in the form of restricted stock awards (discussed below) to emphasize maintenance of the Company's financial performance within the total compensation package. This contrasts with growth-oriented companies in industries such as technology, health-care, etc. that tend to encourage long-term risk-taking focused on building share in fast growing industries over strong current financial performance through a mix emphasizing long-term compensation, particularly in the form of stock options.

With respect to long-term compensation (stock awards), the Company currently awards both stock options and restricted stock. Stock options provide officers the ability to purchase shares of common stock in the future (generally at any time up to 10 years) from the date of grant at the current market price on the date the grant was awarded. The options may vest, or become exercisable, only after the passage of time or the occurrence of specifically agreed upon objectives. Stock options have the advantage to the Company of aligning the rewards for officers with those of shareholders. The officer is rewarded only when the stock price increases. However, stock options have no monetary value to the officer if the price of the stock decreases. Such a decrease may occur because of a general decline in the entire market for common stocks as has occurred in 2008-9. For instance, City awarded stock options in February of 2005 with a grant price of $32.93. Despite having the 2nd best stock performance within our 20 bank peer group over these five years, City's common stock traded five years later at a price below the February 2005 grant price due to the recession and its impact upon all bank stocks. Therefore, the Compensation Committee recognizes that it is possible that, when granting options, the Company might perform well but the stock price could decline due to an overall decline in the stock market, resulting in no benefit for the officer. In fact, at present as of February 2010, City had very few outstanding options that would be valuable if exercised – despite being one of the best performing banks in the industry in recent years.

Restricted stock awards immediately transfer shares of the Company's Common Stock to the officer subject to certain restrictions (generally that the shares revert to the Company if employment is not maintained through certain time frames or if the achievement of specific objectives is not met). Restricted stock has the advantage to the Company of providing the officer with an immediate benefit that is forfeited if he or she leaves the Company's employment prior to the vesting of the restrictions. This tends to increase the officer's incentive to be a long-term part of the Company's success. Unlike stock options, while the monetary value of restricted stock declines proportionately with a decline in the Company's common stock price, the value of restricted stock does not become zero as is true with a stock option when the price of the common stock is trading below the grant price.

The Committee believes that both types of stock awards have a place in executive compensation programs. In the case of restricted stock, the Company expenses the estimated fair value of the stock on the date of grant over the (expected) vesting period. In the case of stock options, the Company expenses an estimate of the fair value of the award over the expected vesting period. Because both stock awards result in similar expense, and because each serves slightly different needs, the Compensation Committee utilizes a combination of restricted stock and stock options to balance the incentives for executive officers.

Stock awards are granted under the City Holding Company 2003 Incentive Plan (the "Plan"), under which the Compensation Committee is charged with responsibility for administering the Plan. However, under the Compensation Committee charter, the Committee will recommend grants to the Company's executive officers for full approval by the Board of Directors. The Compensation Committee may consider recommendations for stock grants to the Company's executive officers at any time, at its own discretion, and as circumstances necessitate. Traditionally, the Compensation Committee has considered stock awards to executive officers on an annual basis, and generally in conjunction with its annual review of compensation for these officers (which has typically been conducted in February or March of each fiscal year). It is generally the Company's policy that all option grants and restricted stock grants to these executive officers will be dated on the date that they are approved by the Board of Directors and at an exercise price equal to the closing price of the Company's common stock on that day.

Because the Compensation Committee believes that stock awards should be a part of the compensation of more than just the executive officers of the Company, the Compensation Committee has also provided the CEO with the authority to make stock awards under the Plan in any fiscal year totaling no more than 100,000 stock options or 25,000 restricted shares or in some combination of stock options and restricted shares. The CEO's authority to make stock awards in any given fiscal year is subject to certain constraints on the total amount that may be awarded to any single officer, and may not include stock awards to the executive officers of the Company. Likewise, stock awards offered to officers other than the executive officers will reflect the closing stock price on the date the stock award is provided to the officer. With respect to timing, these stock awards are entirely at the discretion of the Company's CEO in order to reflect the needs of the Company in rewarding and retaining talent within the organization. The Compensation Committee recognizes that it may be in the Company's best interests to make stock awards in excess of the amounts described above during certain fiscal years, and reserves for itself the right to make any such awards at its discretion.

Non-Cash Perquisites

With respect to non-cash perquisites, the Compensation Committee believes that executive officers should participate in all employee benefit programs available to the Company's officers, but has not generally utilized non-cash perquisites not otherwise available to non-executive officers. The Company does not have a defined benefit pension plan for executive officers, a SERP or other forms of non-qualified deferred compensation programs.

Summary

All forms of compensation provided to officers of the Company (including base salaries, incentive compensation, bonuses, stock options, restricted stock awards, and non-cash perquisites) result in expense being recorded in the Company's income statement. The Company has reflected all compensation earned by its executive officers in the *2009 Summary Compensation Table* on page 20. The Compensation Committee balances the total compensation of each executive officer among base salary, incentive compensation, bonus, stock options, restricted stock, and non-cash perquisites to appropriately reward the executive officers for their achievements and results on behalf of the Company and to balance the incentives provided to each executive officer to encourage, reward, and to maximize the executive's performance on behalf of the Company.

The Company believes that the mix of compensation components has been designed to fit the Company's situation as a high-performing company operating in relatively slow growth markets. As such, the Board believes that the interests of management should be focused on maintaining high levels of performance while achieving reasonable growth. As such, the Company has generally targeted base salary levels comparable to peers, strong cash incentive opportunities when the Company performs well compared to peers, stock compensation that rewards management for long-term success, while not emphasizing tenure-based compensation such as defined benefit pension plans and SERP's.

Financial institutions are in the business of "risk-taking" – each and every loan made represents the extension of "risk" in exchange for a return in the form of interest paid by the customer. The Company believes that its compensation philosophy encourages management to carefully manage risk by balancing the short-term incentives paid for achieving strong near term results with the implications in subsequent years when incentives would be negatively impacted by loan losses, as well as by long-term stock awards that encourage management to continually build the value of the Company by avoiding excessive risk exposures. The non-symmetrical nature of lending also tends to encourage appropriate risk-return decisions in that the upside to the Company from risky lending is limited to the interest earned, while the downsize is unlimited as the Company is at risk of losing its entire loan balance. As such, it is difficult to imagine a bank management team with appropriate long-term performance incentives that would willingly embark upon highly risky lending initiatives.

Chief Executive Officer Compensation

Charles R. Hageboeck has served as CEO since February 1, 2005. Mr. Hageboeck is employed under an Employment Agreement dated July 25, 2007. In negotiating this or prior employment agreements with Mr. Hageboeck, and in setting Mr. Hageboeck's compensation, the Board utilized the services of Clark Consulting and the Company's attorneys, Jackson Kelly PLLC. Mr. Hageboeck's base compensation was subjectively determined by the Compensation Committee and approved by the Board and reflects Mr. Hageboeck's demonstrated experience and achievements as CEO of the Company since 2005, as CFO of the Company between 2001 and 2005, his previous experience at other institutions within the industry, his academic credentials (Ph.D. in Economics), as well as compensation levels at comparable peer companies.

Mr. Hageboeck's employment agreement calls for incentive compensation based upon the Company's return on tangible equity (ROTE). The Company's ROTE was 17.95% during 2009, resulting in incentive compensation of $163,472 under the employment agreement. In 2009, Mr. Hageboeck received options on 6,250 shares of common stock with a grant price of $28.15 and subject to five year vesting and a 10 year maturity. These options were valued at $52,731 using the Black-Scholes Options Pricing Model based upon certain assumptions about how City's common stock price would perform in the following 10 years. In 2009, Mr. Hageboeck also received 2,000 shares of restricted stock at a grant price of $28.15 subject to five year vesting valued as of the date of grant at $56,300.

In determining executive compensation for 2009, the Board's Compensation committee hired Amalfi Consulting to review the total compensation of the Company's CEO, its other executive officers, and its Directors. Based upon City's demonstrated strong financial performance as compared to its peers, the Board's Compensation Committee, with the assistance of Amalfi Consulting, determined to target the CEO's total compensation to the median total compensation for the Company's 20 bank regional peer group when considering all components of compensation: base salary, non-equity incentive compensation, stock compensation, and other compensation. The Board was advised, that total compensation for City's executive officers was relatively low as compared to City's peers, particularly given City's strong performance. The primary difference was that many of City's peers offer defined benefit pensions and/or SERPS. Upon due consideration, City's Compensation Committee concluded that defined benefit pension plans and SERPS are not aligned with the best interests of the Company's shareholders as they reward executives for the length of their tenure rather than for the quality of their results. Having determined to seek total compensation for City's executive officers that would reward them for their performance, and encourage them to remain with City, the Board's Compensation Committee recommended, and the full Board approved on April 29, 2009, to make one-time grants of long-vested restricted stock to Mr. Hageboeck and other executive officers. Mr. Hageboeck received a grant of 22,250 restricted shares at a grant price of $30.06 with a vesting schedule from seven to ten years in the future (an average vesting date for Mr. Hageboeck of 9.2 years after the grant date). Such shares were valued at $668,835 as of the grant date, but Mr. Hageboeck will not receive any of these shares until April of 2016 and will not receive all of them until April 2019. Mr. Hageboeck does receive dividends on all restricted shares and such dividend income is reported in the Summary Compensation Table under "All Other Compensation". The committee also increased Mr. Hageboeck's base salary for 2009 by 7.8% in consultation with Amalfi Consulting, to a base of $415,000. In total, Mr. Hageboeck's total compensation including all components was targeted to be at peer median levels despite City's stronger than median financial performance. Indeed, the Company must achieve a return on tangible equity of 20% in order for the non-stock incentives to pay at the targeted level necessary to bring the Company's CEO to median pay for the peer group, and a 20% return on tangible equity within the Company's peer group has historically been achieved only by the very best performing financial institutions.

Having achieved nearly an 18% return on tangible equity in 2009, Mr. Hageboeck's cash compensation for 2009 (base salary and incentive compensation) was $574,722. The following chart shows comparable information for the Company's peer groups for 2008, which is the latest data uniformly available. As such, Mr. Hageboeck's cash compensation for 2009 was roughly comparable to the 75%ile of the Regional Peer Group during 2008 and roughly the70%ile for a peer group of 87 publicly traded banks with total assets between $2 billion and $5 billion in 2008. Nevertheless, City's net income was the 7th highest of the 87 publicly traded banks with total assets between $2 billion and $5 billion and was 5th highest within the Regional Peer Group. For the Company's Regional Peer Group, the median base salary for 2008 was $397,536 compared to Mr. Hageboeck's base salary of $411,250 in 2009. Mr. Hageboeck's non-stock incentive compensation for 2009 was higher than that awarded to the median CEO within the Regional Peer Group in 2008 due to the Company's much stronger financial performance, as previously demonstrated.

Compensation	Average	Median
$2 to $5B Peers – 2008	$512,265	$459,284
Regional Peers – 2008	$499,768	$449,384
Source: SNL Datasource		

Mr. Hageboeck's "Total Compensation" for 2009 (including all forms of compensation), was $1,378,886. As such, Mr. Hageboeck's Total Compensation for 2009 was significantly higher than average for median peer institution total compensation for 2008. However, as stated above, $668,835 of the "total compensation" represents the value of long-term stock options that will only vest between April 2016 and April 2019, and the true value that Mr. Hageboeck will receive for these shares will depend significantly upon his performance for the Company during this period of time. Further, this one-time stock grant is not expected to be recurring, but was designed to ensure that Mr. Hageboeck and other members of the executive management team had strong incentives to remain long-term contributors to City's success in subsequent years. But for the value of the long-vested stock options awarded in 2009, Mr. Hageboeck's total compensation in 2009 would be below the mean average total compensation for either the $2 to $5 billion Peer Group or the Regional Peer Group in 2008 despite the Company's stronger financial performance as compared to peers during this time period.

Total Compensation:	(Average)	(Median)
$2 to $5B Peers – 2008	$780,001	$647,303
Regional Peers – 2008	$811,016	$611,896
Source: SNL Datasource		

Compensation for Other Executive Officers

In February 2009, after consultation with Amalfi Consulting, and reflecting median peer base salary levels, the Compensation Committee and Board approved increases ranging up to 8.9% for the other executive officers based upon the Board's subjective evaluation of their responsibilities, experience, achievements, and compensation levels at similar institutions.

With respect to incentive compensation, Mr. Stilwell is employed under an Employment Agreement dated July 25, 2007. This employment agreement calls for non-equity incentive compensation based upon the Company's return on tangible equity (ROTE), which was 17.95% for 2009 resulting in non-equity incentive compensation for Mr. Stilwell of $96,394 in 2009. Mr. DeRito's non-equity incentive compensation is based half upon commercial loan growth and half upon the Company's net income and is targeted at 50% of his base salary. Based upon these factors, Mr. DeRito's non-equity incentive compensation for 2009 was determined to be $73,066. Mr. Bumgarner, the Company's Chief Financial Officer, has a target for non-equity incentive compensation of 35% of base salary based on the Company's net income for 2009, which resulted in incentive compensation of $45,282 in 2009. Mr. Quinlan, the Company's SVP of Branch Banking, has a target for non-equity incentive compensation of 35% of base salary which in turn is based one-half on the Company's net income and one-half on branch system goals for loan growth, deposit growth, and profitability, and resulted in non-equity incentive compensation of $44,309 in 2009.

On March 25, 2009, the Company granted Messrs. Stilwell, DeRito, Bumgarner, and Quinlan stock options on 3,000 shares, 2,500 shares, 1,250 shares, and 1,250 shares of the Company's common stock, respectively. These options were granted with an exercise price of $28.15 and will vest on March 25, 2014 with an expiration date of March 25, 2019. On the same date, the Company granted 1,000 shares, 850 shares, 650 shares, and 550 shares of restricted stock, respectively, to Messrs. Stilwell, DeRito, Bumgarner, and Quinlan. These shares will vest on March 25, 2014. The Company believes that these restricted shares and options align the executives and the Company's long-term interests.

On April 29, 2009, the Company granted Messrs. Stilwell, DeRito, and Quinlan long-vested stock grants for 10,125 shares, 8,375 shares, and 5,525 shares, respectively, with a grant price of $30.06 and vesting dates ranging from 7 to 12 years from the grant date. On July 15, 2009, the Board granted Mr. Bumgarner long-vested stock grant for 5,875 shares with a grant price of $30.30 and vesting dates ranging from 7 to 11 years from the grant date. The reasons for such long-vested stock grants were described above in regard to the Company's CEO.

In totality, for the executive officers, the Company's goal was to compensate its executive officers with total compensation packages that were comparable with those offered to executives with similar responsibility at peer institutions. The Company's total compensation packages are more dependent (relative to peers) upon non-equity incentives, which are in turn dependent upon demonstrated performance. The Company's total compensation packages are also now more dependent upon long-vested stock grants, whose value is again, dependent upon long-term demonstrated financial performance. The Company's total compensation packages are less dependent than those of its peers upon tenure-based compensation such as defined contribution retirement plans and SERP's, benefits that the Company believes are not aligned with the best interests of its' shareholders. The Company has targeted total compensation for the Company's EVP' of Retail Banking and its EVP of Commercial Banking to be somewhat above median levels for officers with similar functions and responsibilities due to the Board's subjective evaluation of the experience and performance of Mr. Stilwell and Mr. DeRito. The Company has targeted total compensation for the Company's CFO and SVP of Branch Banking to be at levels somewhat below median for the peer group based upon the relatively lower tenure and experience levels of the incumbents, Mr. Bumgarner and Mr. Quinlan.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors (the "Compensation Committee") is comprised of seven directors, all of whom (i) satisfy the definition of "independent" under the listing standards of The NASDAQ Stock Market, Inc. (ii) are "non-employee directors" as defined by Rule 16b-3 under the Securities Exchange Act of 1934 and (iii) are "outside directors" as defined by Section 162(m) of the Internal Revenue Code. The Compensation Committee operates under a written charter adopted by the Board of Directors. Committee members are appointed by the Board and may be removed by the Board in its discretion. The Compensation Committee has the authority to delegate any of its responsibilities to subcommittees, as the committee may deem appropriate, provided the subcommittees are composed entirely of independent directors.

The Compensation Committee also has the authority, to the extent it deems necessary or appropriate, to retain a compensation consultant to assist in the evaluation of directors, the Chief Executive Officer (CEO) or senior executive compensation. The Compensation Committee has sole authority to retain and terminate any such consulting firm, including sole authority to approve the firm's fees and other retention terms. The Compensation Committee also has the authority, to the extent it deems necessary or appropriate, to retain other advisors. The Company provides for appropriate funding, as determined by the Compensation Committee, for payment of compensation to any consulting firm or other advisors employed by the Compensation Committee. In addition, the Compensation Committee makes regular reports to the Board and proposes any necessary action to the Board for full Board approval.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis ("CD&A") with management and based upon such review and discussions with management and the representations of management relating thereto, the Compensation Committee recommended that the Board of Directors include the CD&A in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission, and as applicable, in the Company's proxy statement sent to shareholders in connection with the annual meeting.

Respectfully submitted,

C. Dallas Kayser, Chairman
Hugh R. Clonch
Oshel B. Craigo
John R. Elliot
William H. File III
Robert D. Fisher
Jay C. Goldman

February 24, 2010

This report shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, unless the Company specifically incorporates this report by reference. It will not be otherwise filed under such Acts.

2009 SUMMARY COMPENSATION TABLE

The following table provides information concerning the compensation of the named executive officers for our three most recently completed fiscal years.

SUMMARY COMPENSATION								
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation [2] ($)	Total ($)
Charles R. Hageboeck President, Chief Executive Officer and Director	2009	411,250	-	725,135	52,731	163,472	-	26,298	1,378,886
	2008	379,792	-	-	-	-	-	8,594	388,386
(Principal Executive Officer)	2007	356,333	-	-	475,284	195,983	-	8,560	1,036,160
David L. Bumgarner Senior Vice President & Chief Financial Officer	2009	172,188	-	196,311	10,546	45,282	-	14,853	439,180
	2008	166,354	-	14,308	25,458	24,707	-	10,700	241,527
(Principal Financial Officer)	2007	150,417	-	98,350	-	55,454	-	6,693	310,914
Craig G. Stilwell Executive Vice President, Retail Banking	2009	242,500	-	332,508	25,311	96,394	-	16.636	713,349
	2008	222,292	10,000	30,660	50,915	-	-	9,690	323,557
	2007	210,000	-	-	119,772	135,500	-	8,647	473,919
John A. DeRito Executive Vice President, Commercial Banking	2009	203,125	-	275,680	21,093	73,066	-	20,953	593,917
	2008	189,167	-	25,550	42,430	63,531	-	13,474	334,152
	2007	184,667	-	98,350	-	78,760	-	9,601	371,378
Michael T. Quinlan, Jr. Senior Vice President, Branch Banking	2009	158,750	-	181,564	10,546	44,309	-	10,177	405,346

[1] Stock Awards for 2009 include one-time grants of "long-vested" stock of 22,250 shares, 5,875 shares, 10,125 shares, 8,375 shares, and 5,525 shares for Messrs. Hageboeck, Bumgarner, Stilwell, DeRito, and Quinlan respectively. The shares vest variously between seven and 12 years from the date of grant. The Board initiated these grants following recommendations from Amalfi Consulting in regard to appropriate compensation levels for each of the executives. The purpose of the one-time grants was to achieve significant alignment between the interests of the Company's shareholders and the executives and to motivate the executives to make long-term commitments to the management of the Company. These long-vested stock options were made in place of more traditional forms of compensation such as defined benefit pension plans and SERPS which the Board considers to reward management primarily based upon tenure as opposed to the "long-vested" stock grants that will reward the executives for long-term performance.

[2] "All Other Compensation" for 2007, 2008 and 2009 consists of the following: (i) the Company's matching contribution under the City Holding Company 401(k) Plan & Trust, (ii) group term life insurance premium payments, and (iii) dividends paid on restricted shares.

Grants of Plan-Based Awards

Each of the executive officers is compensated under a pre-defined incentive plan tied to quantifiable goals. Each officer's incentive plan has a targeted payout if the officer hits predefined goals (Target). Each officer must hit certain minimum goals in order to have any payout at all (Threshold). However, these incentive plans have no proscribed maximum, and it is anticipated that the officers will receive more than their targeted payouts if performance is good.

For example, Mr. Hageboeck's incentive plan is based upon the formula contained in the Employment Agreement dated July 25, 2007. The incentive is tied to the Company's return on tangible equity (ROTE). A targeted incentive of 50% of Mr. Hageboeck's base salary is earned if the ROTE is 20%. If the ROTE is lower, the incentive earned is lower. If the ROTE were 14%, the incentive would be equal to 20% of Mr. Hageboeck's base salary. If the ROE is lower than 14%, no incentive is earned. However, if the ROE exceeds 20%, the incentive can increase. At an ROE of 26%, for instance, incentive compensation would be 80% of base salary.

Other Executive Officers have incentive plans based upon formulas as described earlier (see *"Compensation for Other Executive Officers"* on page 18).

The table below sets forth information concerning the targets, thresholds and maximums for each executive officer's non-equity incentive plan-based awards as of December 31, 2009.

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
Charles R. Hageboeck (Principal Executive Officer)		83,000	207,500	none						
David L. Bumgarner (Principal Financial Officer)		24,150	60,376	none						
Craig G. Stilwell		49,000	122,500	none						
John A. DeRito		41,000	102,500	none						
Michael T. Quinlan, Jr.		22,400	56,000	none						

EQUITY HOLDINGS

Outstanding Equity Awards At Fiscal Year-End

The following table sets forth the number of exerciseable and unexerciseable stock options, option exercise prices and expiration dates, the number of unvested stock awards along with their market values and the number and value of equity incentive plan awards held by the named executive officers as of the fiscal year ended December 31, 2009. Each outstanding award is represented by a separate row, which indicates the number of securities underlying the award.

For option awards, the table discloses the exercise price and the expiration date of the options. For stock awards, the table provides the number of shares of stock that have not vested and the aggregate market value of shares of stock that have not vested.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exerciseable**	**Number of Securities Underlying Unexercised Options (#) Unexerciseable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares of Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, or Other Rights That Have Not Vested ($)**
Charles R. Hageboeck (1)(2)(3)(4)(5)	10,000	-	-	28.000	2/25/2013	-	-	-	-
(Principal Executive Officer)	10,000	-	-	33.900	2/24/2014	-	-	-	-
	41,000	9,000	-	32.925	1/30/2015	-	-	-	-
	-	37,500	-	39.340	2/27/2017	-	-	-	-
	-	6,250	-	28.150	3/24/2019	2,000	64,620	-	-
	-	-	-	-	-	22,250	718,898	-	-
David L. Bumgarner (6)(7)(8)(9)(10)(11)(12)	10,000	-	-	32.925	1/30/2015	-	-	-	-
(Principal Financial Officer)	2,500	-	-	36.900	12/20/2015	-	-	-	-
	-	-	-	-	-	2,500	80,775	-	-
	-	1,500	-	40.880	3/25/2018	350	11,309	-	-
	-	1,250	-	28.150	3/24/2019	650	21,002	-	-
	-	-	-	-	-	5,875	189,821	-	-
Craig G. Stilwell (13)(14)(15)(16)(17)(18)(19)	10,000	-	-	28.000	2/25/2013	-	-	-	-
	10,000	-	-	33.900	2/24/2014	-	-	-	-
	4,000	1,000	-	31.320	2/24/2015	-	-	-	-
	5,000	-	-	36.900	12/20/2015	-	-	-	-
	-	10,000	-	39.340	2/27/2017	-	-	-	-
	-	3,000	-	40.880	3/25/2018	750	24,233	-	-
	-	3,000	-	28.150	3/24/2019	1,000	32,310	-	-
	-	-	-	-	-	10,125	327,139	-	-
John A. DeRito (20)(21)(22)(23)(24)(25)(26)	10,000	-	-	32.410	6/27/2014	-	-	-	-
	4,000	1,000	-	30.650	2/22/2015	-	-	-	-
	5,000	-	-	36.900	12/20/2015	-	-	-	-
	-	-	-	-	-	2,500	80,775	-	-
	-	2,500	-	40.88	3/25/2018	625	20,194	-	-
	-	2,500	-	28.150	3/24/2019	850	27,464	-	-
	-	-	-	-	-	8,375	270,596	-	-
Michael T. Quinlan, Jr (27)(28)(29)(30)(31)(32)(33)(34).	875	875	-	29.02	3/31/2015	-	-	-	-
	3,500	-	-	36.90	12/20/2015	-	-	-	-
	-	-	-	-	-	1,250	40,388	-	-
	-	1,500	-	40.88	3/25/2018	350	11,309	-	-
	-	1,250	-	28.150	3/24/2019	550	17,771	-	-
	-	-	-	-	-	5.525	178,513	-	-

(1) Mr. Hageboeck was awarded 50,000 options on 1/31/2005. Those options vest and become exerciseable in six separate installments as follows: 5,000 on 1/31/2005; 9,000 on 2/1/2006; 9,000 on 2/1/2007; 9,000 on 2/1/2008; 9,000 on 2/1/2009 and 9,000 on 2/1/2010.

(2) Mr. Hageboeck was awarded 37,500 options on 2/28/2007. Those options vest and become exerciseable in three separate installments as follows: 12,500 on 2/28/2011; 12,500 on 2/28/2012 and 12,500 on 2/28/2013.

(3) Mr. Hageboeck was awarded 6,250 options on 3/25/2009. The options will vest in their entirety on 3/25/2014.

(4) Mr. Hageboeck was awarded 2,000 shares of restricted stock on 3/25/2009. The restricted shares will vest in their entirety on 3/25/2014.

(5) Mr. Hageboeck was awarded 22,250 shares of restricted stock on 4/29/2009. Those restricted shares will vest as follows: 4/30/2016 – 2,000 shares; 4/30/2017—4,000 shares; 4/30/2018—6,000 shares; 4/30/2019—10,250 shares. Cumulative vesting occurs on involuntary termination after a change of control as follows: before 4/30/2010—4,450 shares; 5/1/2010 to 4/30/2011—8,900 shares; 5/1/2011 to 4/30/2012—13,350 shares; 5/1/2012 to 4/30/2013—17,800 shares; after 5/1/2013—22,250 shares.

(6) Mr. Bumgarner was awarded 10,000 options on 1/31/2005. Those options vest and become exerciseable in four separate installments as follows: 2,500 on 2/1/2005; 2,500 on 2/1/2006; 2,500 on 2/1/2007 and 2,500 on 2/1/2008.

(7) Mr. Bumgarner was awarded 2,500 shares of restricted stock on 2/28/2007. The restricted shares will vest in their entirety on 2/28/2012.

(8) Mr. Bumgarner was awarded 1,500 options on 3/26/2008. The options will vest in their entirety on 3/26/2013.

(9) Mr. Bumgarner was awarded 350 shares of restricted stock on 3/26/2008. The restricted shares will vest in their entirety on 3/26/2013.

(10) Mr. Bumgarner was awarded 1,250 options on 3/25/2009. The options will vest in their entirety on 3/25/2014.

(11) Mr. Bumgarner was awarded 650 shares of restricted stock on 3/25/2009. The restricted shares will vest in their entirety on 3/25/2014.

(12) Mr. Bumgarner was awarded 5,875 shares of restricted stock on 7/15/2009. Those restricted shares will vest as follows: 7/15/2016 – 500 shares; 7/15/2017—500 shares; 7/15/2018—1,000 shares; 7/15/2019—1,000 shares; 7/15/2020—2,875 shares. Cumulative vesting occurs on involuntary termination after a change of control as follows: before 7/14/2010—1,175 shares; 7/15/2010 to 7/14/2011—2,350 shares; 7/15/2011 to 7/14/2012—3,525 shares; 7/15/2012 to 7/14/2013—4,700 shares; after 7/15/2013—5,875 shares.

(13) Mr. Stilwell was awarded 5,000 options on 2/25/2005. Those options vest and become exerciseable in five separate installments as follows: 1,000 on 2/25/2006; 1,000 on 2/25/2007; 1,000 on 2/25/2008; 1,000 on 2/25/2009 and 1,000 on 2/25/2010.

(14) Mr. Stilwell was awarded 10,000 options on 2/28/2007. Those options vest and become exerciseable in two separate installments as follows: 5,000 on 2/28/2011 and 5,000 on 2/28/2012.

(15) Mr. Stilwell was awarded 3,000 options on 3/26/2008. The options will vest in their entirety on 3/26/2013.

(16) Mr. Stilwell was awarded 750 shares of restricted stock on 3/26/2008. The restricted shares will vest in their entirety on 3/26/2013.

(17) Mr. Stilwell was awarded 3,000 options on 3/25/2009. The options will vest in their entirety on 3/25/2014.

(18) Mr. Stilwell was awarded 1,000 shares of restricted stock on 3/25/2009. The restricted shares will vest in their entirety on 3/25/2014.

(19) Mr. Stilwell was awarded 10,125 shares of restricted stock on 4/29/2009. Those restricted shares will vest as follows: 4/30/2016 – 2,000 shares; 4/30/2017—2,500 shares; 4/30/2018—2,700 shares; 4/30/2019—2,925 shares. Cumulative vesting occurs on involuntary termination after a change of control as follows: before 4/30/2010—2,025 shares; 5/1/2010 to 4/30/2011—4,050 shares; 5/1/2011 to 4/30/2012—6,075 shares; 5/1/2012 to 4/30/2013—8,100 shares; after 5/1/2013—10,125 shares.

(20) Mr. DeRito was awarded 5,000 options on 2/23/2005. Those options vest and become exerciseable in five separate installments as follows: 1,000 on 2/23/2006; 1,000 on 2/23/2007; 1,000 on 2/23/2008; 1,000 on 2/23/2009 and 1,000 on 2/23/2010.

(21) Mr. DeRito was awarded 2,500 shares of restricted stock on 2/28/2007. The restricted shares will vest in their entirety on 2/28/2012.

(22) Mr. DeRito was awarded 2,500 options on 3/26/2008. The options will vest in their entirety on 3/26/2013.

(23) Mr. DeRito was awarded 625 shares of restricted stock on 3/26/2008. The restricted shares will vest in their entirety on 3/26/2013.

(24) Mr. DeRito was awarded 2,500 options on 3/25/2009. The options will vest in their entirety on 3/25/2014.

(25) Mr. DeRito was awarded 850 shares of restricted stock on 3/25/2009. The restricted shares will vest in their entirety on 3/25/2014.

(26) Mr. DeRito was awarded 8,375 shares of restricted stock on 4/29/2009. Those restricted shares will vest as follows: 4/30/2016 – 2,000 shares; 4/30/2017—2,000 shares; 4/30/2018—2,500 shares; 4/30/2019—1,875 shares. Cumulative vesting occurs on involuntary termination after a change of control as follows: before 4/30/2010—1,675 shares; 5/1/2010 to 4/30/2011—3,350 shares; 5/1/2011 to 4/30/2012—5,025 shares; 5/1/2012 to 4/30/2013—6,700 shares; after 5/1/2013—8,375 shares.

(27) Mr. Quinlan was awarded 3,500 options on 4/1/2005. Those options vest and become exerciseable in four separate installments as follows: 875 on 4/1/2005; 875 on 4/1/2008; 875 on 4/1/2009; and 875 on 4/1/2010. Mr. Quinlan previously exercised 1,750 of the vested options granted under this award.

(28) Mr. Quinlan was awarded 3,500 options on 12/21/2005. The options were vested in their entirety as of the date of grant.

(29) Mr. Quinlan was awarded 1,250 shares of restricted stock on 3/13/2007. The restricted shares will vest in their entirety on 3/13/2012.

(30) Mr. Quinlan was awarded 1,500 options on 3/26/2008. The options will vest in their entirety on 3/26/2013.

(31) Mr. Quinlan was awarded 350 shares of restricted stock on 3/26/2008. The restricted shares will vest in their entirety on 3/26/2013.

(32) Mr. Quinlan was awarded 1,250 options on 3/25/2009. The options will vest in their entirety on 3/25/2014.

(33) Mr. Quinlan was awarded 550 shares of restricted stock on 3/25/2009. The restricted shares will vest in their entirety on 3/25/2014.

(34) Mr. Quinlan was awarded 5,525 shares of restricted stock on 4/29/2009. Those restricted shares will vest as follows: 4/30/2016 – 500 shares; 4/30/2017—500 shares; 4/30/2018—1,000 shares; 4/30/2019—1,000 shares; 4/30/2020—1,000 shares; 4/30/2021—1,525 shares. Cumulative vesting occurs on involuntary termination after a change of control as follows: before 4/30/2010—1,105 shares; 5/1/2010 to 4/30/2011—2,210 shares; 5/1/2011 to 4/30/2012—3,315 shares; 5/1/2012 to 4/30/2013—4,420 shares; after 5/1/2013—5,525 shares.

Option Exercises and Stock Vested

During the fiscal year ended December 31, 2009, there were no stock options exercised by or stock awards vested for the Named Executive Officers.


POST-EMPLOYMENT PAYMENTS


Post Employment Compensation

The tables shown below summarize the estimated payments to be made under each contract, agreement, plan or arrangement which provides for payments to a named executive officer at, following or in connection with any termination of employment including by resignation, retirement, disability, a change in control of the Company, a change in the named executive officer's responsibilities or a constructive termination of a named executive officer. The information shown below is as of the most recent fiscal year ended December 31, 2009.

Estimated payments include items such as restricted shares that would vest in the case of death, disability, or upon a Change of Control. It should be noted that the value of these awards would have been reportable under the Summary Compensation Table in the year in which they were granted and will have been expensed over the vesting period. For purposes of calculating values for these tables, generally restricted shares outstanding for each Named Executive Officer were deemed to have fully vested as of December 31, 2009 (at the closing price of Company common stock on that date was $32.31) in the event of death, disability or in a change-of-control. However, certain shares granted to executive officers in 2009, and referred to previously as "long-vested shares", specifically provide for alternate vesting schedules. In the event of death or disability, the" long-vested shares" will vest proportionately between the date of grant and the final vesting date of the award (ten to twelve years from the grant date). In the event of a change of control, the shares will vest on a schedule that would provide that 20%, 40%, 60, 80% and 100% of the "long-vested shares" would vest if a change-of-control occurred in the 1st, 2nd, 3rd, 4th or 5th year following grant, respectively, and calculations regarding the value of such restricted stock assumed a change of control effective December 31, 2009 at the closing stock price on that date. With respect to unexercised but fully vested options, the estimated payments reflect the "spread", which is the difference between the market price and the exercise price of any unexercised but fully vested options as of December 31, 2009 whose exercise price was lower than the market value of the Company's common stock on that day.

The Company maintains a self-insured health plan. As a result, the cost of providing health care coverage to the Company's executive officers is estimated based on the current average cost of care across the base of the Company's insured employee base. The actual costs to the Company would depend upon the health experience of the executive officer and his or her dependents during the period that coverage was in effect. The Company carries reinsurance for claims for any covered employee or dependent in excess of $100,000.

Life insurance benefits for officers of City Holding Company are calculated at base salary times 2.00. Life insurance is subject to a maximum of $800,000 under the Company's plan, and is available to all of the Company's full-time equivalent employees.

Charles R. Hageboeck

The following table describes potential payments upon termination for various reasons for Charles R. Hageboeck, the Company's President and Chief Executive Officer.

POST-EMPLOYMENT PAYMENTS – HAGEBOECK						
Executive Benefits and Payments Upon Termination	Cash Payments ($)	Health Insurance ($)	Life Insurance ($)	Option Awards In-the-Money ($) [1]	Restricted Stock Awards ($)	Total Compensation ($)
Termination for Just Cause	-	-	-	-	-	-
Termination without Just Cause [2]	1,724,163	65,303	-	43,100	-	1,832,566
Voluntary Termination at 12/31/2009 [2][5]	1,222,284	65,303	-	43.100	-	1,330,687
Death	1,724,163	-	800,000	43,100	112,547	2,679,810
Disability [2][3]	1,724,163	65,303	-	43,100	112,547	1,945,113
Change of Control [2][4]	1,724,163	65,303	-	69,100	208.400	2,066,966

[1] Vested Option Awards In-the-Money for Mr. Hageboeck are exerciseable for 90 days following his termination of employment for Termination without Just Cause, Voluntary Termination, Death or Disability. All Option Awards In-the-Money will become 100% vested upon a change in control. For purposes of calculating the amounts in this column, the "spread" between the exercise of 10,000 vested option awards and the market value of the Company's common stock on December 31, 2009 of $32.31 has been calculated for a Termination without Just Cause, Voluntary Termination, Death or Disability, or a change-of-control. There are 6,250 options in-the-money that were unvested at December 31, 2009 which would vest under a change-of control.

[2] The Employment Agreement for Mr. Hageboeck provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 60 months under either the Company's plan or comparable coverage. The estimated value of this benefit is $65,303 and would be effective if Mr. Hageboeck's employment were terminated voluntarily by Mr. Hageboeck, if terminated by the Company Without Just Cause, due to a Change of Control, or due to disability.

[3] In the event of disability, the employment contract for Mr. Hageboeck provides that he have up to 12 months of continuous disability before his employment agreement may be terminated. After that, the Company may terminate his employment and he is entitled to receive an amount equal to "Termination Compensation" times three (which represents three years of compensation). Termination Compensation will be the highest amount of cash compensation received by the officer in the prior three fiscal years. Thus, Termination Compensation for Mr. Hageboeck will be determined in reference to the calendar year ended December 31, 2009 as $574,721 reduced by the amount of any compensation received pursuant to any applicable disability insurance plan of the Company.

[4] The Employment and/or Change in Control Agreements for each of the NEO's provides for salary continuation for a period following termination as a result of a Change in Control as defined by the respective agreements. Amounts shown in this row are payable in either a lump sum or over a severance period. The amount shown in this row for Mr. Hageboeck reflects "Termination Compensation" of $574,721 times three (which represents three years of compensation), as provided for in his employment agreement and amendments thereto.

[5] Mr. Hageboeck and Mr. Stilwell joined the Company in 2001 when the Company was significantly troubled as part of a "turnaround team". The Company signed agreements with Mr. Hageboeck, Mr. Stilwell, and three other executive officers providing them the opportunity to voluntarily resign and receive a severance benefit following four years of service to the Company. These benefits for Mr. Hageboeck and Mr. Stilwell became fully vested in 2005. Three of the other executives with such benefits terminated their employment with the Company during 2004 and 2005 and received payments under their respective 2001 employment agreements. The Company asked Mr. Hageboeck and Mr. Stilwell to accept positions as the Company's CEO and Executive Vice-President in 2005, and the voluntary termination benefits remain vested and have been preserved in subsequent employment contracts with Mr. Hageboeck and Mr. Stilwell. The voluntary termination benefits grow each year at an amount equal to the one-year constant maturity treasury rate and cannot be forfeited except where the officer personally profits from willful fraudulent activity that materially and adversely affects the Employer. The costs of this vested severance benefit have been fully accrued and expensed by the Company between 2001 and 2008.

[6] Mr. Hageboeck holds 24,250 restricted shares. Of these restricted share awards for Mr. Hageboeck, 2000 shares become 100% vested upon death, disability or a change in control. The remaining 22,250 "long-vested shares" vest proportionately over the 10 year period following grant date in the event of death or disability. In the event of a change-of-control these "long-vested shares" vest 20%, 40%, 60%, 80% and 100%, on 4/30, 2009, 2010, 2011, 2012 and 2013, respectively.

David L. Bumgarner

The following table describes potential payments upon termination for various reasons for David L. Bumgarner, the Company's Senior Vice President and Chief Financial Officer.

POST-EMPLOYMENT PAYMENTS - BUMGARNER						
Executive Benefits and Payments Upon Termination	Cash Payments ($)	Health Insurance ($)	Life Insurance ($)	Option Awards In-the-Money ($) [1]	Restricted Stock Awards ($) [2]	Total Compensation ($)
Termination for Just Cause	-	-	-	-	-	-
Termination without Just Cause	-	-	-	-	-	-
Voluntary Termination at 12/31/2008	-	-	-	-	-	-
Death	-	-	345,000	-	121,714	466,714
Disability	-	-	-	-	121,714	121,714
Change of Control [3][4]	217,471	13,060	-	5,200	151,049	386,779

[1] Vested Option Awards In-the-Money for Mr. Bumgarner are exerciseable for 90 days following his termination of employment for Termination without Just Cause, Voluntary Termination, Death or Disability. At December 31, 2009, there were no vested options that were In-the-Money for Mr. Bumgarner. All Option Awards In-the-Money will become 100% vested upon a change in control. For purposes of calculating the amounts in this column, the "spread" between the exercise of 1,250 unvested in-the-money option awards and the market value of the Company's common stock on December 31, 2009 of $32.31 has been calculated for a Change In Control.

[2] Mr. Bumgarner holds 9,375 restricted shares. Of these restricted share awards for Mr. Bumgarner, 3500 shares become 100% vested upon death, disability or a change in control. The remaining "long-vested shares" vest proportionately over the 11 year period following grant date in the event of death or disability. In the event of a change-of-control, these "long-vested shares" vest 20%, 40%, 60%, 80% and 100%, on 7/15, 2009, 2010, 2011, 2012 and 2013, respectively.

[3] The Change in Control Agreement for Mr. Bumgarner provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 12 months under either the Company's plan or comparable coverage. The estimated value of this benefit is $13,901 and would be effective if Mr. Bumgarner's employment were terminated by the Company because of a Change of Control.

[4] The Employment and/or Change in Control Agreements for each of the NEO's provides for salary continuation for a period following termination as a result of a Change in Control as defined by the respective agreements. Amounts shown in this row are payable in either a lump sum or over a severance period. The severance period for Mr. Bumgarner is 12 months. The amount shown in this row for Mr. Bumgarner reflects "Termination Compensation" of $217,471 times one (which represents one year of compensation).

Craig G. Stilwell

The following table describes potential payments upon termination for various reasons for Craig G. Stilwell, the Company's Executive Vice President, Retail Banking.

	POST-EMPLOYMENT PAYMENTS – STILWELL					
Executive Benefits and Payments Upon Termination	**Cash Payments ($)**	**Health Insurance ($)**	**Life Insurance ($)**	**Option Awards In-the-Money ($)** [1]	**Restricted Stock Awards ($)** [2]	**Total Compensation ($)**
Termination for Just Cause	-	-	-	-	-	-
Termination without Just Cause [3]\	1,036,500	65,303	-	47.060	-	1,148,863
Voluntary Termination at 12/31/2008 [3][6]	754,825	65,303	-	47,060	-	867,188
Death	1,036,500	-	490,000	47,060	78,352	1,651,912
Disability [3][4]	1,036,500	65,303	-	47,060	78,352	1,227,215
Change of Control [3][5]	1,036,500	65.303	-	60,640	121,970	1,284,413

[1] Vested Option Awards In-the-Money for Mr. Stilwell are exerciseable for 90 days following his termination of employment for Termination without Just Cause, Voluntary Termination, Death or Disability. All Option Awards In-the-Money will become 100% vested upon a change in control. For purposes of calculating the amounts in this column, the "spread" between the exercise of 14,000 vested option awards and the market value of the Company's common stock on December 31, 2009 of $32.31 has been calculated for a Termination without Just Cause, Voluntary Termination, Death or Disability, or under a change of control. There are 4,000 options in-the-money that were unvested at December 31, 2009, which would vest in the event of a change-of control.

[2] Mr. Stilwell holds 11,875 restricted shares. Of these restricted share awards for Mr. Stilwell, 1,750 shares become 100% vested upon death, disability or a change in control. The remaining 10,125 "long-vested shares" vest proportionately over the 10 year period following grant date in the event of death or disability. In the event of a change-of-control these "long-vested shares" vest 20%, 40%, 60%, 80% and 100%, on 4/30, 2009, 2010, 2011, 2012 and 2013, respectively.

[3] The Employment Agreement for Mr. Stilwell provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 60 months under either the Company's plan or comparable coverage. The estimated value of this benefit is $65,303 and would be effective if Mr. Stilwell's employment were terminated voluntarily by Mr. Stilwell, if terminated by the Company Without Just Cause, due to a Change of Control, or due to disability.

[4] In the event of disability, the employment contract for Mr. Stilwell provides that he have up to 12 months of continuous disability before his employment agreement may be terminated. After that, the Company may terminate his employment and he is entitled to receive an amount equal to "Termination Compensation" times three (which represents three years of compensation). Termination Compensation will be the highest amount of cash compensation received by the officer in the prior three fiscal years. Thus, Termination Compensation for Mr. Stilwell will be determined in reference to the calendar year ended December 31, 2007 as $345,500, reduced by the amount of any compensation received pursuant to any applicable disability insurance plan of the Company.

[5] The Employment and/or Change in Control Agreements for each of the NEO's provides for salary continuation for a period following termination as a result of a Change in Control as defined by the respective agreements. Amounts shown in this row are payable in either a lump sum or over a severance period. The amount shown in this row for Mr. Stilwell reflects "Termination Compensation" of $345,500 times three (which represents three years of compensation), as provided for in his employment agreement and amendments thereto.

[6] Mr. Hageboeck and Mr. Stilwell joined the Company in 2001 when the Company was significantly troubled as part of a "turnaround team". The Company signed agreements with Mr. Hageboeck, Mr. Stilwell, and three other executive officers providing them the opportunity to voluntarily resign and receive a severance benefit following four years of service to the Company. These benefits for Mr. Hageboeck and Mr. Stilwell became fully vested in 2005. Three of the other executives with such benefits terminated their employment with the Company during 2004 and 2005 and received payments under their respective 2001 employment agreements. The Company asked Mr. Hageboeck and Mr. Stilwell to accept positions as the Company's CEO and Executive Vice-President in 2005, and the voluntary termination benefits remain vested and have been preserved in subsequent employment contracts with Mr. Hageboeck and Mr. Stilwell. The voluntary termination benefits grow each year at an amount equal to the one-year constant maturity treasury rate and cannot be forfeited except where the officer personally profits from willful fraudulent activity that materially and adversely affects the Employer The costs of this vested severance benefit have been fully accrued and expensed by the Company between 2001 and 2008.

John A. DeRito

The following table describes potential payments upon termination for various reasons for John A. DeRito, the Company's Executive Vice President, Commercial Banking.

POST-EMPLOYMENT PAYMENTS – DERITO

Executive Benefits and Payments Upon Termination	Cash Payments ($)	Health Insurance ($)	Life Insurance ($)	Option Awards In-the-Money ($) [1]	Restricted Stock Awards ($) [2]	Total Compensation ($)
Termination for Just Cause	-	-	-	-	-	-
Termination without Just Cause [4]	318,682	16,039	-	6,640	-	341,361
Voluntary Termination at 12/31/2008	-	-	-	6,640	-	6,640
Death	-	-	410,000	6,640	146,472	563,112
Disability	-	-	-	6,640	146,472	153,112
Change of Control [3][5]	552,382	27,801	-	18,700	182,552	781,435

[1] Vested Option Awards In-the-Money for Mr. DeRito are exerciseable for 90 days following his termination of employment for Termination without Just Cause, Voluntary Termination, Death or Disability. All Option Awards In-the-Money will become 100% vested upon a change in control. For purposes of calculating the amounts in this column, the "spread" between the exercise of 4,000 vested option awards and the market value of the Company's common stock on December 31, 2009 of $32.31 has been calculated for a Termination without Just Cause, Voluntary Termination, Death, Disability, or a change of control. In the event of a change in control, 3,500 unvested Option Awards In-the-Money were deemed to have been 100% vested and the amount shown is the "spread" between the exercise of the option awards and the market value of the Company's common stock on December 31, 2009 of $32.31.

[2] Mr. DeRito holds 12,350 restricted shares. Of these restricted share awards for Mr. DeRito, 3,975 shares become 100% vested upon death, disability or a change in control. The remaining 8,375 "long-vested shares" vest proportionately over the ten year period following grant date in the event of death or disability. In the event of a change-of-control these "long-vested shares" vest 20%, 40%, 60%, 80% and 100%, on 4/30, 2009, 2010, 2011, 2012 and 2013, respectively.

[3] The Change in Control Agreement for Mr. DeRito provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 24 months under either the Company's plan or comparable coverage. The estimated value of this benefit is $27,801 and would be effective if Mr. DeRito's employment were terminated Without Just Cause or if terminated by the Company because of a Change of Control.

[4] Mr. DeRito's Change in Control Agreement provides that if Mr. DeRito is terminated Without Just Cause, Mr. DeRito will be paid an amount equal to his "Termination Compensation" for 60 weeks and provided health care for 60 weeks.

[5] The Employment and/or Change in Control Agreements for each of the NEO's provides for salary continuation for a period following termination as a result of a Change in Control as defined by the respective agreements. Amounts shown in this row are payable in either a lump sum or over a severance period. The severance period for Mr. DeRito is 24 months. The amount shown in this row for Mr. DeRito reflects "Termination Compensation" of $276,191 times two (which represents two years of compensation).

Michael T. Quinlan, Jr.

The following table describes potential payments upon termination for various reasons for Michael T. Quinlan, Jr. the Company's Senior Vice President of Branch Banking.

POST-EMPLOYMENT PAYMENTS – QUINLAN

Executive Benefits and Payments Upon Termination	Cash Payments ($)	Health Insurance ($)	Life Insurance ($)	Option Awards In-the-Money ($)[1]	Restricted Stock Awards ($) [2]	Total Compensation ($)
Termination for Just Cause	-	-	-	-	-	-
Termination without Just Cause	-	-	-	-	-	-
Voluntary Termination at 12/31/2008	-	-	-	-	-	-
Death	-	-	320,000	-	79,384	399,384
Disability	-	-	-	-	79,384	79,384
Change of Control [3][4]	203,059	19,591	-	10,958	105,169	338,777

[1] Vested Option Awards In-the-Money for Mr. Quinlan are exerciseable for 90 days following his termination of employment for Termination without Just Cause, Voluntary Termination, Death or Disability. All Option Awards In-the-Money will become 100% vested upon a change in control. At December 31, 2009, Mr. Quinlan had no vested option awards that were in the money. In the event of a change in control, 3,000 unvested Option Awards In-the-Money were deemed to have been 100% vested and the amount shown is the "spread" between the exercise of the option awards and the market value of the Company's common stock on December 31, 2009 of $32.31.

[2] Mr. Quinlan holds 7,675 restricted shares. Of these restricted share awards for Mr. Quinlan, 2,150 shares become 100% vested upon death, disability or a change in control. The remaining 5,525 "long-vested shares" vest proportionately over the 12 year period following grant date in the event of death or disability. In the event of a change-of-control these "long-vested shares" vest 20%, 40%, 60%, 80% and 100%, on 4/30, 2009, 2010, 2011, 2012 and 2013, respectively.

[3] The Change in Control Agreement for Mr. Quinlan provides for a continuation of health insurance coverage on the same terms as were in effect prior to his termination of employment for a period of up to 18 months. The estimated value of this benefit is $19,591 and would be effective if Mr. Quinlan's employment were terminated either by the Company, or by the employee for "Good Cause" as defined in the Agreement, following a Change of Control.

[4] Mr. Quinlan is employed under a Change in Control Agreement which provides for salary continuation for a period following termination as a result of a Change in Control as defined by the respective agreements. Amounts shown in this row are payable in either a lump sum or over a severance period. The severance period for Mr. Quinlan is 12 months. The amount shown in this row for Mr. Quinlan reflects "Termination Compensation" of $203,059 times one (which represents one year of compensation).

Employment Agreements

The Company entered into employment agreements with Charles R. Hageboeck and Craig G. Stilwell on July 25, 2007 replacing agreements previously entered into during 2001. These agreements have a term of two years, but automatically renew each month for an additional month unless either Employer or Employee serves notice to the other to fix the term to a definite two-year term. Both Mr. Hageboeck and Mr. Stilwell's employment agreements address salary, incentives and other benefits. In the event that Mr. Hageboeck or Mr. Stilwell, respectively, voluntarily terminate their employment with the Company for any reason or at any time, Employee will be entitled to receive a certain sum of money, plus interest from and after December 31, 2006, such amount paid over 36 months. This covenant within the Employment Agreements between the Company and Mr. Hageboeck and Mr. Stilwell preserves termination benefits available to the Employee that were part of the original employment agreements between the Company and the officers originally signed on June 11, 2001 and May 15, 2001, respectively. At December 31, 2009, Mr. Hageboeck could have voluntarily resigned, in which case the Company would be obligated to make payments to him over 36 months totaling $1,222,284 plus interest at the Treasury One-Year Constant Maturity rate, reset each December 31st. At December 31, 2010, Mr. Hageboeck could voluntarily resign and the Company would be obligated to make payments to him over 36 months totaling $1,228,029 plus interest at the Treasury One-Year Constant Maturity rate until paid in full. At December 31, 2009, Mr. Stilwell could have voluntarily resigned, in which case the Company would be obligated to make payments to him over 36 months totaling $754,825 plus interest at the Treasury One-Year Constant Maturity rate, reset each December 31st. At December 31, 2010, Mr. Stilwell could voluntarily resign and the Company would be obligated to make payments to him over 36 months totaling $758,373 plus interest at the Treasury One-Year Constant Maturity rate until paid in full. Additionally, the Company is required to make health care available to either employee for a period of up to five years following voluntary termination. The Company accrued expense between 2001 and 2009 to reflect the costs of this benefit totaling $1,977,109. These benefits just described for Mr. Hageboeck and Mr. Stilwell are deemed fully vested and shall not be subject to risk of forfeiture under any circumstances, including any of the reasons that qualify for "Just Cause" as described below and as provided under the Agreements, except where Employee personally profits from his willful fraudulent activity and that activity materially and adversely affects Employer.

In the event of termination without "Just Cause", death, or disability, either Mr. Hageboeck or Mr. Stilwell are entitled to receive three times his "Termination Compensation", which is defined as equal to the highest amount of cash compensation paid to or for the benefit of the Employee in respect of any of the three most recent calendar years ending prior to the date of termination, determined by reference to the annual cash compensation (including salary, cash-based incentive compensation, and cash-based bonus but not including equity incentive compensation) of the Summary Compensation Table set forth in the Company's proxy statement for such year. Additionally, both Mr. Hageboeck and Mr. Stilwell's employment contracts require the Company to provide health care for five years in the event that their employment terminates due to disability or without "Just Cause".

The Company entered into a Change in Control and Termination Agreement on June 28, 2004, with John A. DeRito. Under this agreement, in the event of a Change in Control, Mr. DeRito may voluntarily terminate his employment with the Company until the expiration of the 24-month period after the Change in Control for "Good Reason" as defined in the Agreement and be entitled to receive benefits as described in the Post Employment Compensation Table above. Mr. DeRito's Change in Control and Termination Agreement also provides that if Mr. DeRito is terminated "Without Just Cause", he will receive benefits as described in the Post- Employment Compensation Table above. "Just Cause" shall mean termination, accomplished by vote of the Company's Board of Directors, related to Mr. DeRito's personal dishonesty, gross incompetence, willful misconduct, breach of a fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule or regulation, gross negligence, malfeasance (other than traffic violations or similar offenses) or a final cease-and-desist order, conviction of a felony or of a misdemeanor involving moral turpitude, unethical business practices in connection with the Company's business, or misappropriation of the Company's assets or similarly serious violation of policy of the Company.

The Company entered into a Change in Control Agreement with David Bumgarner on February 1, 2005. Mr. Bumgarner's Agreement provides that in the event of a Change in Control of the Company, Mr. Bumgarner may voluntarily terminate his employment with the Company until the expiration of the 12-month period after the Change in Control for "Good Reason" as defined in the Agreement and receive benefits as shown in the Post Employment Compensation Table above.

The Company entered into a Change in Control Agreement with Michael T. Quinlan Jr. on April 1, 2005. Mr. Quinlan's Agreement provides that in the event of a Change in Control of the Company, Mr. Quinlan may voluntarily terminate his employment with the Company until the expiration of an 18-month period after the Change in Control for "Good Reason" as defined in the Agreement and receive benefits as shown in the Post Employment Compensation Table above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such officers, directors and 10% shareholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely upon the review of copies of such reports furnished to the Company through the date hereof, or written representations that no reports were required, the Company believes that during the fiscal year ended December 31, 2009, all filing requirements applicable to its executive officers and directors were met except as follows.

- John R. Elliot filed five late Form 4s with respect to nine open market purchase transactions.
- Tracy W. Hylton II filed five late Form 4s with respect to eleven open market purchase transactions and four open market sale transactions.

CERTAIN TRANSACTIONS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

During 2009, the Company's subsidiaries had, and expect to have in the future, banking transactions with directors of the Company, their immediate families and entities in which they are principal owners (more than 10% interest). The transactions are in the ordinary course of business and on substantially the same terms, including interest rates and security, as those prevailing at the same time for comparable transactions with others and do not involve more than the normal risk of collectability or present other unfavorable factors.

The Company's loan policy requires that all credits to directors and executive officers and their interests, as defined in Item 404 of SEC Regulation S-K, must be reviewed and approved by the Executive Loan Committee and promptly reported to the Board of Directors. If required by the procedural and financial requirements of Regulation O of the Board of Governors of the Federal Reserve System, such credits will be approved in advance by a majority of disinterested directors. Directors and executive officers may not be present for discussions on their own loans, loans involving their related interests or loans involving any other conflict of interest situation and must abstain from voting on such credits.

The Company has entered into employment agreements with certain of its named executive officers and provided other compensation to certain of its directors. See "*Employment Agreements*" above under the section titled "Post-Employment Payments" and *"Compensation of Directors"* above under the section titled "Additional Information Concerning the Board of Directors."

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Proposal 2)

Subject to ratification by the Company's shareholders, the Company's Audit Committee has appointed Ernst & Young LLP ("Ernst & Young") as the Company's independent registered public accounting firm to audit the consolidated financial statements of the Company for the year ending December 31, 2010.

Representatives of Ernst & Young are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

Recommendation

The Audit Committee and the Board of Directors unanimously recommend the shareholders vote "FOR" such ratification.

Principal Accounting Fees and Services

During the fiscal years ended December 31, 2009 and 2008, the Company engaged Ernst & Young LLP as its independent registered public accounting firm principally to perform the annual audit of its consolidated financial statements and the effectiveness of the Company's internal control over financial reporting, and to render other allowable services. The following table lists fees paid to Ernst & Young, for services rendered in fiscal years 2009 and 2008:

	2009	2008
Audit Fees	$ 580,000	$ 578,000
Audit-Related Fees	--	10,000
Tax Fees	52,000	86,000
Total Fees	$ 632,000	$ 674,000

Audit Fees include fees associated with the annual audit of the Company's consolidated financial statements, incorporated by reference in its annual report on Form 10-K filed with the Securities and Exchange Commission, the audit of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 and 2008, reviews of the Company's quarterly reports on Form 10-Q filed with the Securities and Exchange Commission and the issuance of consents in filings with the Securities and Exchange Commission.

Audit-Related Fees include fees and expenses associated with the filing of an S-3 Shelf Registration with the Securities and Exchange Commission.

Tax Fees primarily include fees related to tax return preparation, a state income tax examination, research and planning.

Pre-Approval Policies and Procedures

The Audit Committee charter requires that the Audit Committee pre-approve all audit and non-audit services to be provided to the Company by the independent registered public accounting firm, provided, however, that the Audit Committee may specifically authorize its chairman to pre-approve the provision of any non-audit service to the Company. All of the services described above which Ernst & Young LLP provided and for which they billed the Company, were pre-approved by the Company's Audit Committee. For the fiscal year ended December 31, 2009 the Company's Audit Committee did not waive the pre-approval requirement of any non-audit services provided to the Company by Ernst & Young.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Under the regulations of the SEC, any shareholder desiring to make a proposal pursuant to Rule 14a-8 of the SEC's proxy rules to be acted upon at the Company's 2011 annual meeting of shareholders must present such proposal to the Company's Secretary at the principal executive offices of the Company at 25 Gatewater Road, Charleston, West Virginia 25313, not later than November 26, 2010 in order for the proposal to be considered for inclusion in the Company's proxy statement for the 2011 annual meeting of shareholders. SEC rules establish a different deadline for submission of shareholder proposals that are not intended to be included in our proxy statement with respect to discretionary voting. The deadline for these proposals for the 2011 annual meeting is February 9, 2011. If a shareholder gives notice of such a proposal after this deadline, the proxies will be allowed to use their discretionary voting authority to vote against the shareholder proposal when and if it is raised at the annual meeting.

Pursuant to the Company's Amended and Restated Bylaws, a shareholder may nominate persons for election to the Board of Directors and, pursuant to the Governance Committee's Charter, the Governance Committee considers nominees recommended by shareholders, in each case, if written notice is submitted to the Company's Secretary at the principal executive offices of the Company not less than 120 calendar days prior to April 27, 2011.

The shareholder's notice must include:

- o as to each person whom the shareholder proposes to nominate for election as a director:

  - all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required pursuant to Regulation 14A under the Exchange Act; and

  - such person's written consent to being named in the proxy statement as a nominee and to serving as such as a director if elected; and

- o as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made:

  - the name and address of such shareholder, as they appear on the Company's books, and of such beneficial owner;

  - the class and number of shares of the Company's Common Stock that are owned beneficially and of record by such shareholder and such beneficial owner;

  - a description of all arrangements or understandings between the shareholder and each nominee and any other persons (naming them) pursuant to which the nominations are to be made by the shareholder;

  - a representation that such shareholder is a holder of record of the Company's stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination; and

  - a representation whether the shareholder intends to solicit proxies from shareholders in support of such nomination.

In order for a shareholder to bring other business before a shareholder meeting, timely notice must be received by the Company's Secretary within the time limits described in the immediately following paragraph. The shareholder's notice must contain:

- o as to each matter:

  - ▪ a brief description of the business desired to be brought before the meeting;

  - ▪ the reasons for conducting such business at the meeting;

  - ▪ in the event that such business includes a proposal to amend the Company's Articles of Incorporation or Bylaws, the language of the proposed amendment; and

  - ▪ any material interest in such business of such shareholder and for the beneficial owner, if any, on whose behalf the proposal is made; and

- o as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, the information described above, with respect to the shareholder proposing such business.

The requirements found in the Company's Amended and Restated Bylaws are separate from and in addition to the requirements of the SEC that a shareholder must meet to have a proposal included in the Company's proxy statement.


OTHER MATTERS


As of the date of this proxy statement, the Board of Directors is not informed of any matters, other than those stated above, that may be brought before the annual meeting. However, if any other matters are brought before the annual meeting or any adjournments or postponements thereof, the persons named on the accompanying proxy card or their substitutes will vote with respect to such matters in accordance with their best judgment.

Directions to the 2010 Annual Meeting location at Edgewood Country Club, 1600 Edgewood Drive, Charleston, WV 25302 are shown below:

From Downtown Charleston: Head West on Washington Street. Once the road passes under the freeway overpass, go to the fourth stoplight, Edgewood Drive. Turn right and follow Edgewood Drive to the top of the hill, where the Clubhouse is on the right.

From Yeager Airport: Follow signs to Downtown Charleston. At the second light, bear right onto and follow I-64 West. Exit at Washington Street, which is the first exit after the I-64 and I-77 split. Go to the light and turn right onto Washington Street. Go to the fourth light and turn right onto Edgewood Drive. Follow Edgewood Drive to top of the hill where the Clubhouse is on the right.

From I-64 East: Take the Lee Street Exit. Go to the second light, turning left on Washington Street. Follow Washington Street to the fourth light, turning right on Edgewood Drive. The clubhouse is on the right at the top of hill on Edgewood Drive.

From I-77 South: Follow signs to I-64 West, taking the Washington Street exit. Stay to the right of Go Mart and turn right at the stop sign onto Washington Street. At the third light, turn right onto Edgewood Drive. The clubhouse is at the top of hill on the right.

From I-64 West: Exit at Washington Street, which is the first exit after the I-64 and I-77 split. Go to the light and turn right onto Washington Street. Turn right at the fourth light onto Edgewood Drive. Follow Edgewood Drive to top of hill where Clubhouse is on the right.

By Order of the Board of Directors,

Victoria A. Faw
Secretary

March 26, 2010



c/o Corporate Election Services
P. O. Box 1150
Pittsburgh, PA 15230-1150

VOTE BY TELEPHONE

Have your proxy card available when you call **Toll-Free 1-888-693-8683** using a touch-tone phone and follow the simple instructions to record your vote.

VOTE BY INTERNET

Have your proxy card available when you access the website **www.cesvote.com** and follow the simple instructions to record your vote.

VOTE BY MAIL

Please mark, sign and date your proxy card and return it in the **postage-paid envelope** provided or return it to: Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230.

Vote by Telephone	**Vote by Internet**	**Vote by Mail**
Call Toll-Free using a touch-tone telephone: **1-888-693-8683**	Access the Website and cast your vote: **www.cesvote.com**	Return your proxy in the postage-paid envelope provided

Vote 24 hours a day, 7 days a week.
If you vote by telephone or Internet, please do not send your proxy by mail.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS ON APRIL 28, 2010.
The City Holding Company Notice of Annual Meeting, Proxy Statement and Annual Report to Shareholders are available at www.ViewMaterial.com/CHCO.



Proxy card must be signed and dated below.
⬇ **Please fold and detach card at perforation before mailing.** ⬇

CITY HOLDING COMPANY

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR
THE ANNUAL MEETING OF SHAREHOLDERS ON APRIL 28, 2010.**

The undersigned shareholder of City Holding Company hereby appoints Victoria A. Faw and A. Kevin Thomas and each of them, with full power of substitution, as proxies and hereby authorizes them to represent and to vote, as designated below, all the shares of Common Stock of City Holding Company held of record by the undersigned on March 19, 2010 at the Annual Meeting of Shareholders to be held on April 28, 2010 or any adjournment or adjournments thereof. The undersigned shareholder authorizes the proxies to cumulate their votes at their discretion.

Dated: _____

_____
Signature

_____
Signature, if held jointly

Please date and sign exactly as name appears hereon. If shares are held jointly, each shareholder should sign. Agents, executors, administrators, guardians, trustees, etc. should use full title, and, if more than one, all should sign. If the shareholder is a corporation, please sign full corporate name by the president or another authorized officer. If a partnership, please sign in partnership name by authorized person.

Your vote is important

If you do not vote by telephone or Internet, please sign and date this proxy card and return it promptly in the enclosed postage-paid envelope, or otherwise to Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230, so your shares may be represented at the Annual Meeting. If you vote by telephone or Internet, it is not necessary to return this proxy card.

Proxy card must be signed and dated on the reverse side.
⬇ **Please fold and detach card at perforation before mailing.** ⬇

CITY HOLDING COMPANY PROXY

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Proposals 1 and 2. You may revoke this proxy at any time prior to the time it is voted at the Annual Meeting.

1.   Proposal to elect five Class II directors to serve for a term of three years.

CLASS II NOMINEES: (1) Oshel B. Craigo   (2) William H. File III   (3) Tracy W. Hylton II

(4) C. Dallas Kayser   (5) Sharon H. Rowe

❑   **FOR** (except as marked to the contrary above)   ❑   **WITHHOLD** authority

To withhold authority to vote for any individual nominee, strike a line through the nominee's name above.

2. Proposal to ratify the Audit Committee and the Board of Directors' appointment of Ernst & Young, LLP as the independent registered public accounting firm for City Holding Company for 2010.

❑   **FOR**   ❑   **AGAINST**   ❑   **ABSTAIN**

Please mark, sign, date and return the proxy promptly using the enclosed envelope.

3.   In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Annual Meeting of Shareholders or any adjournment or adjournments thereof.